Filed pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT NO. 3	File Number 333-167111
(To Prospectus Dated August 10, 2010)

Accuride Corporation

$140,000,000 7.5% Senior Convertible Notes due 2020

Shares of Common Stock

This prospectus supplement supplements the prospectus dated August 10, 2010, previously supplemented on September 1, 2010 and October 8, 2010, relating to the resale from time to time by holders of (a) our 7.5% Senior Convertible Notes due 2020, which we refer to as the notes, (b) shares of our common stock issuable upon conversion of the notes, (c) certain shares of common stock issued to the parties that backstopped the offering of the notes, whom we refer to as the backstop providers, whether pursuant to the backstop or otherwise, on the effective date of the plan of reorganization confirmed by the bankruptcy court on February 18, 2010 in connection with our emergence from Chapter 11 bankruptcy proceedings and (d) the common stock issuable upon exercise of the warrants issued to certain backstop providers. We refer to the common stock being registered pursuant to clauses (b), (c) and (d) of the preceding sentence collectively as registrable common stock.

This prospectus supplement incorporates into our prospectus the information contained in our attached quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 9, 2010.

You should read this prospectus supplement in conjunction with the accompanying prospectus, including any supplements and amendments thereto.  This prospectus supplement is qualified by reference to the accompanying prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the accompanying prospectus.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 10-Q

(Mark One)

☒      Quarterly Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2010.

OR

☐         Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to                  .

Commission file number 001-32483

ACCURIDE CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	61-1109077
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (812) 962-5000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer ☒	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

As of November 5, 2010, 126,295,024 shares of Accuride Corporation common stock, par value $.01 per share, were outstanding.

ACCURIDE CORPORATION

Part I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

ACCURIDE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Successor	Predecessor
	September 30,	December 31,
(In thousands, except for per share and per share data)	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,364	$56,521
Customer receivables, net of allowance for doubtful accounts of $1,547 and $2,329 in 2010 and 2009, respectively	98,201	60,120
Other receivables	4,997	6,181
Inventories	64,693	50,742
Deferred income taxes	2,811	2,811
Income tax receivable	—	1,542
Prepaid expenses and other current assets	4,990	21,220
Total current assets	227,056	199,137
PROPERTY, PLANT AND EQUIPMENT, net	256,980	229,527
OTHER ASSETS:
Goodwill	128,741	127,474
Other intangible assets, net	234,518	89,230
Deferred financing costs, net of accumulated amortization of $285 and $7,360 in 2010 and 2009, respectively	10,583	4,282
Other	8,534	22,020
TOTAL	$866,412	$671,670
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable	$58,699	$31,277
Accrued payroll and compensation	18,468	14,318
Accrued interest payable	5,196	3,571
Accrued workers compensation	7,746	7,038
Debt	—	397,472
Accrued and other liabilities	20,046	20,609
Total current liabilities	110,155	474,285
LONG-TERM DEBT	587,037	—
DEFERRED INCOME TAXES	13,375	14,274
NON-CURRENT INCOME TAXES PAYABLE	8,283	7,914
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	74,240	61,292
PENSION BENEFIT PLAN LIABILITY	33,114	35,932
OTHER LIABILITIES	5,901	4,125
LIABILITIES SUBJECT TO COMPROMISE	—	302,114
COMMITMENTS AND CONTINGENCIES (Note 7)	—	—
STOCKHOLDERS’ EQUITY (DEFICIENCY):
Predecessor Company Preferred Stock, $0.01 par value; 5,000,000 shares authorized and 1 issued	—	—
Predecessor Company Common Stock, $0.01 par value; 100,000,000 shares authorized, 48,139,000 shares issued, and 47,562,000 shares outstanding and additional paid-in-capital	—	268,582
Successor Company Preferred Stock, $0.01 par value; 100,000,000 shares authorized	—	—
Successor Company Common Stock, $0.01 par value; 800,000,000 shares authorized, 126,295,024 shares issued and outstanding and additional paid-in-capital	49,974	—
Predecessor Company Treasury stock — 76,000 shares at cost in 2009	—	(751)
Accumulated other comprehensive income (loss)	—	(48,376)
Accumulated deficiency	(15,667)	(447,721)
Total stockholders’ equity (deficiency)	34,307	(228,266)
TOTAL	$866,412	$671,670

See notes to unaudited condensed consolidated financial statements.

ACCURIDE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Successor	Predecessor
	Three Months Ended September 30,	Three Months Ended September 30,
(In thousands except per share data)	2010	2009

NET SALES	$205,690	$145,209
COST OF GOODS SOLD	184,386	143,335
GROSS PROFIT	21,304	1,874
OPERATING EXPENSES:
Selling, general and administrative	14,854	22,372
INCOME (LOSS) FROM OPERATIONS	6,450	(20,498)
OTHER INCOME (EXPENSE):
Interest income	65	254
Interest expense	(10,787)	(18,385)
Unrealized gain on mark to market valuation of convertible debt	36,827	—
Other income, net	2,647	3,231
INCOME (LOSS) BEFORE INCOME TAXES	35,202	(35,398)
INCOME TAX PROVISION (BENEFIT)	4,351	(2,069)
NET INCOME (LOSS)	$30,851	$(33,329)
Weighted average common shares outstanding—basic	126,295	36,368
Basic income (loss) per share	$0.10	$(0.92)
Weighted average common shares outstanding—diluted	331,229	36,368
Diluted loss per share	$(0.01)	$(0.92)

See notes to unaudited condensed consolidated financial statements.

ACCURIDE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Successor	Predecessor
	Period from February 26 to September 30,	Period from January 1 to February 26,	Nine Months Ended September 30,
(In thousands except per share data)	2010	2010	2009

NET SALES	$466,243	$104,059	$423,991
COST OF GOODS SOLD	423,520	99,577	431,098
GROSS PROFIT (LOSS)	42,723	4,482	(7,107)
OPERATING EXPENSES:
Selling, general and administrative	39,455	7,595	47,086
INCOME (LOSS) FROM OPERATIONS	3,268	(3,113)	(54,193)
OTHER INCOME (EXPENSE):
Interest income	132	54	717
Interest expense	(24,584)	(7,550)	(47,742)
Loss on extinguishment of debt	—	—	(5,389)
Unrealized gain on mark to market valuation of convertible debt	5,623	—	—
Other income, net	4,588	566	5,585
LOSS BEFORE REORGANIZATION ITEMS AND INCOME TAXES	(10,973)	(10,043)	(101,022)
Reorganization items	—	(59,311)	—
INCOME (LOSS) BEFORE INCOME TAXES	(10,973)	49,268	(101,022)
INCOME TAX PROVISION (BENEFIT)	4,694	(1,534)	(567)
NET INCOME (LOSS)	$(15,667)	$50,802	$(100,455)
Weighted average common shares outstanding—basic	126,295	47,572	36,197
Basic income (loss) per share	$(0.12)	$1.07	$(2.78)
Weighted average common shares outstanding—diluted	126,295	47,572	36,197
Diluted income (loss) per share	$(0.12)	$1.07	$(2.78)

See notes to unaudited condensed consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY) (UNAUDITED)

(In thousands)	Comprehensive Loss	Common Stock and Additional Paid-in- Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficiency)	Total Stockholders’ Equity (Deficiency)
BALANCE at January 1, 2010 (Predecessor)	—	$268,582	$(751)	$(48,376)	$(447,721)	$(228,266)
Net loss before reorganization items	$(8,509)	—	—	—	(8,509)	(8,509)
Exercise of share-based awards	—	8	—	—	—	8
Reorganization items	—	—	—	—	(25,030)	(25,030)
Comprehensive loss	$(8,509)
BALANCE at February 26, 2010 (Predecessor)		268,590	(751)	(48,376)	(481,260)	(261,797)
FRESH START ADJUSTMENTS:
Debt discharge — Senior Subordinated Notes	—	48,540	—	—	242,436	290,976
Debt discharge — Deferred financing fees	—	—	—	—	(3,847)	(3,847)
Debt discharge — Sun Capital Warrant liability	—	—	—	—	76	76
Debt discharge — Term facility discount	—	—	—	—	(2,974)	(2,974)
Issuance of Warrants	—	—	—	—	(6,618)	(6,618)
Issuance of Notes	—	—	—	—	(144,732)	(144,732)
BALANCE at February 26, 2010 (Predecessor)		317,130	(751)	(48,376)	(396,919)	(128,916)
FRESH START ADJUSTMENTS:
Cancellation of Predecessor preferred, common and treasury stock	—	(317,130)	751	—	—	(316,379)
Cancellation of Predecessor accumulated deficit and accumulated other comprehensive loss	—	—	—	48,376	396,919	445,295
Issuance of new equity interests	—	49,396	—	—	—	49,396
BALANCE at February 26, 2010 (Successor)	—	49,396	—	—	—	49,396
Net loss	$(15,667)	—	—	—	(15,667)	(15,667)
Share-based compensation expense	—	593	—	—	—	593
Other	—	(15)	—	—	—	(15)
Comprehensive loss	$(15,667)
BALANCE—September 30, 2010 (Successor)		$49,974	$—	$—	$(15,667)	$34,307

See notes to unaudited condensed consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Successor	Predecessor
	Period from February 26 to September 30,	Period from January 1 to February 26,	Nine Months Ended September 30,
(In thousands)	2010	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(15,667)	$50,802	$(100,455)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and impairment of property, plant and equipment	24,246	6,711	34,580
Amortization — deferred financing costs and discount amortization	460	694	3,340
Amortization — other intangible assets	6,482	821	3,690
Loss on extinguishment of debt	—	—	5,389
Reorganization items	—	(59,311)	—
Payments on reorganization items	—	(12,164)	—
Loss on disposal of assets	51	3	57
Provision for deferred income taxes	2,179	(1,560)	(136)
Non-cash share-based compensation	593	—	249
Non-cash change in market valuation - convertible notes	(5,623)	—	—
Non-cash change in warrant liability	(4,633)	—	(608)
Loss on sale of marketable securities	—	—	1,100
Paid-in-kind interest	6,161	1,769	6,519
Changes in certain assets and liabilities:
Receivables	(21,064)	(15,833)	1,427
Inventories and supplies	(4,954)	(5,736)	22,464
Prepaid expenses and other assets	(4,398)	1,051	(5,921)
Accounts payable	(6,068)	12,931	(26,910)
Accrued and other liabilities	6,510	(951)	1,688
Net cash used in operating activities	(15,725)	(20,773)	(53,527)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(8,148)	(1,457)	(16,122)
Sale of marketable securities	—	—	3,900
Other	13,266	(555)	213
Net cash provided by (used in) investing activities	5,118	(2,012)	(12,009)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from postpetition senior credit facility	1,850	309,019	—
Payment of postpetition senior credit facility	(310,869)	—	—
Payment of prepetition senior credit facility	—	(305,814)	—
Proceeds from issuance of bonds	301,593	—	—
Proceeds from convertible notes	—	140,000	—
Payment of debtor-in-possession borrowing	—	(25,000)	—
Payment of revolving credit facility	(15,000)	(71,659)	(53,000)
Increase in revolving credit facility	15,000	—	30,626
Deferred financing fees	(10,868)	—	—
Credit facility amendment fees	—	—	(10,797)
Other	(82)	65	48
Net cash provided by (used in) financing activities	(18,376)	46,611	(33,123)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,983)	23,826	(98,659)
CASH AND CASH EQUIVALENTS—Beginning of period	80,347	56,521	123,676
CASH AND CASH EQUIVALENTS—End of period	$51,364	$80,347	$25,017

Supplemental cash flow information:
Cash paid for interest	$12,782	$9,393	$32,660
Cash paid (received) for income taxes	$(1,066)	$(826)	$802
Non-cash transactions:
Purchases of property, plant and equipment in accounts payable	$1,116	$—	$621
Issuance of warrants	$—	$6,618	$4,655
Exercise of warrants	$—	$—	$3,985

See notes to unaudited condensed consolidated financial statements.

ACCURIDE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, except that the unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.  However, in the opinion of Accuride Corporation (“Accuride” or the “Company”), all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the condensed consolidated financial statements have been included.

The results of operations for the periods January 1, 2010 through February 26, 2010 for the Predecessor Company and February 26, 2010 through September 30, 2010 for the Successor Company are not necessarily indicative of the results to be expected for the year ending December 31, 2010.  The unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited condensed consolidated financial statements and notes thereto disclosed in Accuride’s Annual Report on Form 10-K for the year ended December 31, 2009.

Allocations of fair value to tangible and intangible assets, goodwill, pension obligations and deferred taxes are based upon preliminary valuation information.  It is anticipated that all necessary information will be available and the analysis will be completed during the fourth quarter of 2010.

Chapter 11 Proceedings — On October 8, 2009, Accuride and its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  Prior to filing for bankruptcy, we were in default under our prepetition senior credit facility and the indenture governing our prepetition senior subordinated notes due to our failure to comply with certain financial covenants in the prepetition senior credit facility and to make the $11.7 million interest payment due August 3, 2009 on our prepetition senior subordinated notes.  Beginning in July 2009, we entered into a series of amendments and temporary waivers with our senior lenders and forbearances with our prepetition noteholders related to these defaults, which prevented acceleration of the indebtedness outstanding under these debt instruments and enabled us to negotiate a financial reorganization to be implemented through the bankruptcy process with these key constituents prior to our bankruptcy filing.  On October 7, 2009, we entered into restructuring support agreements with the holders of approximately 57% of the principal amount of the loans outstanding under our prepetition senior credit facility and the holders of approximately 70% of the principal amount of our prepetition senior subordinated notes, pursuant to which the parties agreed to support a financial reorganization of Accuride and its domestic subsidiaries consistent with the terms set forth therein.

On November 18, 2009, we filed our Joint Plan of Reorganization and the related Disclosure Statement with the Bankruptcy Court.  All classes of creditors entitled to vote voted to approve the Plan of Reorganization.  A confirmation hearing for the Plan of Reorganization was held beginning on February 17, 2010.  At the confirmation hearing, we and all of our constituents reached a settlement to fully resolve all disputes related to the Plan of Reorganization and all of our key constituents agreed to support the Plan of Reorganization.  On February 18, 2010, the Bankruptcy Court entered an order confirming the Third Amended Joint Plan of Reorganization, which approved and confirmed the Plan of Reorganization, as modified by the confirmation order.  On February 26, 2010 (the “Effective Date”), the Plan of Reorganization became effective and we emerged from Chapter 11 bankruptcy proceedings. During the pendency of the bankruptcy, we operated our business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

Financial Statement Presentation

We have prepared the accompanying consolidated financial statements in accordance with Accounting Standards Codification (“ASC”) 852.  ASC 852 requires that the financial statements for the periods subsequent to a Chapter 11 filing separate transactions and events that are directly associated with the reorganization from the ongoing operations of the business.  Accordingly, all transactions (including, but not limited to, all professional fees, realized gains and losses and provisions for losses) directly associated with the reorganization of the business are reported separately in the financial statements as reorganization items, net.  The Predecessor Company recognized the following reorganization income (expense) in our financial statements:

Predecessor
Period from January 1 to February 26,
(In thousands)	2010

Debt discharge — Senior subordinate notes and interest	$242,436
Market valuation of $140 million Convertible Notes	(144,732)
Professional fees	(25,030)
Market valuation of warrants issued	(6,618)
Deferred financing fees	(3,847)
Term loan facility discount	(2,974)
Other	76
Total	$59,311

Fresh-Start Reporting

Upon our emergence from Chapter 11 bankruptcy proceedings, we adopted fresh-start accounting in accordance with the provisions of ASC 852 Reorganizations (“ASC 852”), pursuant to which the midpoint of the range of our reorganization value was allocated to our assets and liabilities in conformity with the procedures specified by ASC 805, “Business Combinations.”

The following fresh-start balance sheet illustrates the financial effects on the Company of the implementation of the Plan of Reorganization and the adoption of fresh-start reporting.  This fresh-start balance sheet reflects the effect of the consummation of the transactions contemplated in the Plan of Reorganization, including issuance of new indebtedness and repayment and settlement of old indebtedness.

As a result of the adoption of fresh-start reporting, our consolidated statement of financial position and consolidated statements of operations subsequent to February 26, 2010, will not be comparable in many respects to our consolidated statement of financial position and consolidated statements of operations prior to February 26, 2010.  References to “Successor Company” refer to Accuride after February 26, 2010, after giving effect to the application of fresh-start reporting.  References to “Predecessor Company” refer to Accuride prior to February 26, 2010.

The allocations of fair value are based upon valuation information and other studies that have not yet been completed due to the complexity of the analysis required.  It is anticipated that all necessary information will be available and the analysis will be completed during the fourth quarter of 2010.

During the three months ended September 30, 2010, significant adjustments related to our fresh-start analysis included an increase to our pension and other postretirement liabilities of $17.9 million and a decrease of certain income tax liabilities of $5.2 million.

The preliminary effects of the Plan of Reorganization and fresh-start reporting on the Company’s consolidated balance sheet as of February 26, 2010 are as follows:

	Fresh-Start Adjustments
(in thousands)	Predecessor	Debt Discharge and Issuance (a)	Reinstatement of Liabilities (b)	Revaluation of Assets and Liabilities (c)		Successor
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$34,880	$45,467	$—	$—		$80,347
Customer receivables, net	73,636	—	—	—		73,636
Other receivables	8,498	—	—	—		8,498
Inventories	56,639	—	—	3,028		59,667
Deferred income taxes	4,371	—	—	(1,836)		2,535
Income tax receivable	720	—	—	—		720
Prepaid expenses and other current assets	20,518	—	—	(16,439)		4,079
Total current assets	199,262	45,467	—	(15,247)		229,482
PROPERTY, PLANT AND EQUIPMENT, net	224,270	—	—	48,712	(d)	272,982
Goodwill	127,474	—	—	1,267	(d)	128,741
Other intangible assets, net	88,409	—	—	152,591	(d)	241,000
Deferred financing fees, net	3,847	(3,847)	—	—		—
Other	22,221	66	—	(4,190	)(d)	18,097
TOTAL	$665,483	$41,686	$—	$183,133		$890,302
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Accounts Payable	$57,074	$—	$7,978	$—		$65,052
Accrued payroll and compensation	18,058	—	—	—		18,058
Accrued interest payable	242	—	—	—		242
Debt	399,500	(399,500)	—	—		—
Accrued and other liabilities	27,044	(1,012)	346	(854	)(d)	25,524
Total current liabilities	501,918	(400,512)	8,324	(854)		108,876
LONG-TERM DEBT	—	593,751	—	—		593,751
DEFERRED INCOME TAXES	14,274	—	—	(3,625	)(d)	10,649
NON-CURRENT INCOME TAXES PAYABLE	7,914	—	—	—		7,914
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	61,037	—	—	12,033	(d)	73,070
PENSION BENEFIT PLAN LIABILITY	35,915	—	—	(959	)(d)	34,956
OTHER LIABILITIES	4,108	6,542	2,814	(1,774	)(d)	11,690
LIABILITIES SUBJECT TO COMPROMISE	302,114	(290,976)	(11,138)	—		—
STOCKHOLDERS’ EQUITY (DEFICIENCY):
Common stock and Additional Paid-in-Capital	268,590	48,540	—	(267,734)		49,396
Treasury stock	(751)	—	—	751		—
Accumulated other comprehensive loss	(48,376)	—	—	48,376		—
Retained earnings (deficiency)	(481,260)	84,341	—	396,919		—
Total stockholders’ equity (deficiency)	(261,797)	132,881	—	178,312		49,396
TOTAL	$665,483	$41,686	$—	$183,133		$890,302

(a)

Included in the debt discharge and issuance is the receipt of the $140 million aggregate principal amount of convertible notes (as defined below), which was used to pay off the $71.1 million of Last-Out-Loans (as defined below) under our prepetition senior credit facility and our DIP facility (as defined below) of $25.0 million. The net gain recognized is a result of the discharge of our prepetition senior subordinated notes of $275.0 million along with interest of $16.0 million being partially offset by the issuance of the convertible notes and the corresponding equity received from the Plan of Reorganization.

(b)	The liabilities subject to compromise other than debt were reinstated to the appropriate liability classification as part of the Plan of Reorganization.

(c)

The allocations of fair value are based upon preliminary valuation information and other studies that have not yet been completed due to the complexity of the analysis required. It is anticipated that all necessary information will be available and the analysis will be completed during the fourth quarter of 2010. Also included in this column is the adoption of the new accounting policy for supplies.

(d)

Balances reflect adjustments made based on updated information pertaining to fair value of tangible and intangible assets, deferred tax liabilities, goodwill, pension obligations, other postretirement benefit obligations and other liabilities.

Postpetition Capital Structure

Pursuant to the Plan of Reorganization, as of the Effective Date, our new capital structure consisted of the following:

•   Postpetition Senior Credit Facility — Our prepetition senior credit facility was amended and restated to provide for a senior credit facility of approximately $311.2 million.  All Last-Out-Loans under our prepetition senior credit facility were paid in full on the Effective Date.  On July 29, 2010, we refinanced the postpetition senior credit facility and the postpetition senior credit facility was terminated.

•   7.5% Senior Convertible Notes — We issued $140 million aggregate principal amount of 7.5% Senior Convertible Notes due 2020 (the “convertible notes”) pursuant to a rights offering.  The first six interest payments on the convertible notes will be paid-in-kind (“PIK”) interest.  Thereafter, beginning on August 26, 2013, interest on the convertible notes will be paid in cash.   As of the Effective Date, the initial $140 million principal amount of convertible notes was convertible into 186,666,662 shares of our Common Stock.

•   Common Stock and Warrants — We issued the following equity securities: (i) 98,000,000 shares of our postpetition common stock, par value $0.01 per share (the “Common Stock”), to holders of our prepetition senior subordinated notes, on a pro rata basis (ii) 25,000,000 shares of Common Stock to the parties backstopping the rights offering of convertible notes as payment of their backstop fee, (iii) 2,000,000 shares of Common Stock to holders of our prepetition common stock on a pro rata basis, (iv) warrants to purchase 22,058,824 shares of Common Stock (the “Warrants”) to holders of our prepetition common stock on a pro rata basis and (v) 1,294,882 shares of Common Stock, net of shares withheld for tax purposes, under our Key Executive Incentive Plan.  The Warrants are exercisable at an exercise price of $2.10 per share until February 26, 2012.

Under the Plan of Reorganization, our prepetition common stock, all other equity interests in Accuride, our prepetition senior subordinated notes and the indenture governing our prepetition senior subordinated notes were cancelled.  The holders of these securities received the distributions described above. All amounts outstanding under the DIP credit facility were also paid in full on the Effective Date and the DIP credit facility was terminated in accordance with its terms.

Additionally, pursuant to the Plan of Reorganization, we amended and restated our Certificate of Incorporation and our Bylaws to, among other things, reduce the size of our Board of Directors to seven directors.

Management’s Estimates and Assumptions — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Derivative Financial Instruments — We use derivative financial instruments as part of our overall risk management strategy as further described under Item 7A of our 2009 Annual Report on Form 10-K.  The derivative instruments used from time to time include interest rate and foreign exchange instruments. As of September 30, 2010, there were no derivatives that were designated as hedges for financial reporting purposes.

Interest Rate Instruments — From time to time, we use interest rate swap agreements as a means of fixing the interest rate on portions of our floating-rate debt.   The interest rate swap agreements are not designated as hedges for financial reporting purposes and are carried in the consolidated financial statements at fair value, with all realized and unrealized gains or losses reflected in current period earnings as a component of interest expense.  As of December 31, 2009, we had one interest rate swap agreement to exchange, at specified intervals, the difference between 3.81% from March 2008 through March 2010, and the variable rate interest amounts calculated by reference to the notional principal amount of $125 million.  As of December 31, 2009, we had a liability of $1.1 million included in accrued and other liabilities on the consolidated balance sheet.  On March 10, 2010 we terminated the swap agreement and paid the outstanding liability.

Gains and losses included as a component of interest expense for the three and nine months ended September 30, 2009, included realized losses of $1,190 and $3,044, respectively, and unrealized gains of $906 and $2,287, respectively.

Foreign Exchange Instruments — We use foreign currency forward contracts and option contracts to limit foreign exchange risk on anticipated but not yet committed transactions expected to be denominated in Canadian dollars. At September 30, 2010, we had no open foreign exchange contracts.

Gains and losses are included as a component of other income and are not material in 2010.  Gains included as a component of other income for the three and nine months ended September 30, 2009, included realized gains of $748 and $1,498, respectively and unrealized gains (losses) of ($58) and $104, respectively.

Earnings Per Common Share — Basic and diluted earnings (loss) per common share were computed as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30,	Three Months Ended September 30,	Period from February 26 to September 30,	Period from January 1 to February 26,	Nine Months Ended September 30,
(In thousands except per share data)	2010	2009	2010	2010	2009

Numerator:
Net income (loss)	$30,851	$(33,329)	$(15,667)	$50,802	$(100,455)
Less: Earnings allocated to participating securities	(18,511)	—	—	—	—
Net income (loss) available to common stockholders - basic	$12,340	$(33,329)	$(15,667)	$50,802	$(100,455)

Net income (loss)	$30,851	$(33,329)	$(15,667)	$50,802	$(100,455)
Effect of dilutive securities:
Unrealized gain on mark to market valuation of conversion option	(36,827)	—	—	—	—
Discount amortization expense	600	—	—	—	—
PIK interest expense	2,661	—	—	—	—
Net income (loss) available to common stockholders - diluted	$(2,715)	$(33,329)	$(15,667)	$50,802	$(100,455)

Denominator:
Weighted average shares outstanding — Basic	126,295	36,368	126,295	45,572	36,197
Weighted average effect of dilutive securities:
Convertible notes	197,013	—	—	—	—
PIK notes	7,388	—	—	—	—
Effect of restricted stock units	533	—	—	—	—
Weighted average shares outstanding - Diluted	331,229	36,368	126,295	45,572	36,197

Basic income (loss) per common share	$0.10	$(0.92)	$(0.12)	$1.07	$(2.78)
Diluted income (loss) per common share	$(0.01)	$(0.92)	$(0.12)	$1.07	$(2.78)

The computation of dilutive earnings per share for the three months ended September 30, 2010 did not include warrants exercisable for 22,058,824 shares of common stock because the effect would be anti-dilutive.  For the period February 26, 2010 through September 30, 2010, there were warrants exercisable for 22,058,824 shares of common stock, convertible notes exercisable for 197,012,809 shares of common stock and convertible notes issued as PIK interest exercisable for 7,387,982 shares of common stock that were not included in the computation of diluted earnings per share because the effect would be anti-dilutive.  For the three and nine months ended September 30, 2009, there were 544,738 stock options, 1,117,113 stock appreciation rights, and a warrant exercisable for 238,728 shares that were not included in the computation of diluted earnings per share because the effect would be anti-dilutive.

Stock-Based Compensation —Compensation expense for share-based compensation programs was recognized as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30,	Three Months Ended September 30,	Period from February 26 to September 30,	Period from January 1 to February 26,	Nine Months Ended September 30,
(In thousands)	2010	2009	2010	2010	2009

Share-based compensation expense recognized	$443	$125	$593	$—	$249

On May 18, 2010 the Company authorized 1,829,517 shares of Common Stock for issuance pursuant to individual restricted stock unit agreements with employees of the Company.  The awards granted on May 18, 2010 vest in installments of 33%, 33%, and 34% over a three year period on the anniversary date of the grant.  On August 3, 2010 the Company authorized 557,977 shares of Common Stock for issuance pursuant to individual restricted stock unit agreements with directors of the Company.  The awards granted on August 3, 2010 have vesting dates of March 1, 2011 and March 1, 2014 where 304,353 and 253,624 shares will vest and be paid, respectively.  As of September 30, 2010, there was approximately $2.1 million of unrecognized pre-tax compensation expense related to share-based awards not yet vested that will be recognized over a weighted-average period of 1.3 years.

Income Tax —We compute on a quarterly basis an estimated annual effective tax rate considering ordinary income and related income tax expense. Ordinary income refers to income (loss) before income tax expense excluding significant, unusual, or infrequently occurring items. The tax effect of an unusual or infrequently occurring item is recorded in the interim period in which it occurs. To the extent the Company cannot reliably estimate annual projected taxes for a taxing jurisdiction, taxes on ordinary income for such a jurisdiction are reported in the period in which they are incurred, which is the case for our domestic tax jurisdictions. Other items included in income tax expense in the periods in which they occur include the cumulative effect of changes in tax laws or rates, foreign exchange gains and losses, adjustments to uncertain tax positions, and adjustments to our valuation allowance due to changes in judgment in the realizability of deferred tax assets in future years.

We have assessed the need to maintain a valuation allowance for deferred tax assets based on an assessment of whether it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Appropriate consideration is given to all available evidence, both positive and negative, in assessing the need for a valuation allowance. Due to our recent history of U.S. operating and taxable losses, the inconsistency of these profits, and the uncertainty of our financial outlook, we continue to maintain a full valuation allowance against our domestic deferred tax assets.

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements,” which requires interim disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. We adopted the interim disclosure requirements under this standard during the quarter ended March 31, 2010, with the exception of the separate presentation in the Level 3 activity rollforward, which is not effective until fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

Note 2 — Operational Restructuring

Prior to 2010, in response to the slow commercial vehicle market and the decline of sales, management undertook a review of current operations that led to a comprehensive restructuring plan. During that time, we approved a restructuring plan to more appropriately align our workforce in response to the relatively slow commercial vehicle market.  Included were actions that were focused on the consolidation of several of our facilities.

Restructuring costs are shown below by reportable segment of the Predecessor Company:

	January 1, 2010 to February 26, 2010	Three Months Ended September 30,2009	Nine Months Ended September 30,2009
Wheels
Employee severance costs	$—	$—	$643
Lease and other contractual commitments	—	—	141

Components
Employee severance costs	186	88	130
Lease and other contractual commitments	—	—	3,219

Corporate
Employee severance costs	—	54	967

Total	$186	$142	$5,100

The $0.2 million restructuring expenses recognized in the period January 1, 2010 to February 26, 2010 was recorded as a component of cost of goods sold.  Of the $142 restructuring expenses recognized in the three months ended September 30, 2009, $88 was recorded in cost of goods sold and the remaining $54 was recorded in selling, general and administrative operating expenses.  Of the $5.1 million restructuring expenses recognized in the nine months ended September 30, 2009, $4.1 million was recorded in cost of goods sold and the remaining $1.0 million was recorded in selling, general and administrative operating expenses.

The following is a reconciliation of the beginning and ending restructuring reserve balances for the periods ended December 31, 2009 and September 30, 2010:

	Employee Severance Costs	Lease and Other Contractual Costs	Total
Balance January 1, 2009	$4,281	$—	$4,281
Costs incurred and charged to operating expenses	1,037	—	1,037
Costs incurred and charged to cost of goods sold	788	3,360	4,148
Adjustments (1)	—	59	59
Costs paid or otherwise settled	(5,420)	(259)	(5,679)
Balance at December 31, 2009	$686	$3,160	$3,846
Costs incurred and charged to operating expenses	—	—	—
Costs incurred and charged to cost of goods sold	186	—	186
Adjustments (1)	—	9	9
Costs paid or otherwise settled	(293)	—	(293)
Balance at February 26, 2010	$579	$3,169	$3,748
Costs incurred and charged to operating expenses	109	—	109
Costs incurred and charged to cost of goods sold	46	—	46
Adjustments (1)	—	(2,449)	(2,449)
Costs paid or otherwise settled	(610)	(720)	(1,330)
Balance at September 30, 2010	$124	$—	$124

(1) Represents accretion of interest on discounted restructuring liabilities and reduction in liability due to settlement agreement.

The remaining accrued liabilities will be paid in 2010.

Note 3 - Inventories

Inventories are stated at the lower of cost or market.  We review inventory on hand and write down excess and obsolete inventory based on our assessment of future demand and historical experience.  The components of inventory on a FIFO basis are as follows:

	Successor	Predecessor
	September 30, 2010	December 31, 2009
Raw materials	$19,164	$14,432
Work in process	18,273	15,566
Finished manufactured goods	27,256	20,744
Total inventories	$64,693	$50,742

Note 4 - Goodwill and Other Intangible Assets

Goodwill and any indefinite-lived intangible assets are assessed for impairment annually or more frequently if circumstances indicate impairment may have occurred.  The analysis of potential impairment of goodwill requires a two-step approach.  The first step is the estimation of fair value of each reporting unit, which is compared to the carrying value.  If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any.  Goodwill impairment exists when the implied fair value of goodwill is less than its carrying value.

The preliminary allocations of fair value to our operating segments are based upon preliminary valuation information and have not yet been completed due to the complexity of the analysis required.  It is anticipated that the analysis will be completed during the fourth quarter of 2010.  During the period ended September 30, 2010, fair value estimates we recorded for tangible and intangible assets, deferred taxes, pension obligations, other postretirement benefit obligations and other liabilities, resulted in a $62.7 million change in allocated goodwill.  The changes in goodwill from February 26, 2010 to September 30, 2010 are as follows:

	Wheels	Components	Other	Corporate	Total
Balance as of February 26, 2010	$131,859	$49,564	$9,991	$—	$191,414
Valuation adjustment	(60,563)	(3,834)	1,724	—	(62,673)
Balance as of September 30, 2010	$71,296	$45,730	$11,715	$—	$128,741

The preliminary value for intangible assets for the Successor Company includes $40,900 of technology which will be amortized over 15 years, $166,100 of customer relationships which will be amortized over 20 years, not deductible for income tax purposes, and $34,000 of trade names that are not subject to amortization.

The changes in the carrying amount of other intangible assets for the period January 1, 2010 to February 26, 2010 by reportable segment for the Predecessor Company, are as follows:

	Components	Other	Corporate	Total

Balance as of December 31, 2009	$83,045	$5,812	$373	$89,230
Amortization	(726)	(64)	(31)	(821)
Balance as of February 26, 2010	$82,319	$5,748	$342	$88,409

The changes in the carrying amount of other intangible assets for the period February 26, 2010 to September 30, 2010 by reportable segment for the Successor Company, are as follows:

	Wheels	Components	Other	Total

Balance as of February 26, 2010	$127,800	$81,100	$36,900	$245,800
Valuation adjustment	(3,300)	(1,700)	200	(4,800)
Amortization	(3,311)	(2,103)	(1,068)	(6,482)
Balance as of September 30, 2010	$121,189	$77,297	$36,032	$234,518

The summary of goodwill and other intangible assets is as follows:

		Successor			Predecessor
	Weighted	As of September 30, 2010			As of December 31, 2009
	Average Useful Lives	Gross Amount	Accumulated Amortization	Carrying Amount	Gross Amount	Accumulated Amortization & Impairment	Carrying Amount
Goodwill	—	$128,741	$—	$128,741	$378,804	$251,330	$127,474
Other intangible assets:
Non-compete agreements	3.0	$—	$—	$—	$3,160	$2,787	$373
Trade names	—	34,000	—	34,000	38,080	30,980	7,100
Technology	15.0	40,900	1,593	39,307	33,540	11,279	22,261
Customer relationships	20.0	166,100	4,889	161,211	71,500	12,004	59,496
	19.0	$241,000	$6,482	$234,518	$146,280	$57,050	$89,230

We estimate that aggregate intangible asset amortization expense for the Successor Company will be $9,195 in 2010 and $11,032 in each year beginning 2011 through 2014.

Note 5 - Comprehensive income (loss)

Comprehensive income (loss) for the period is summarized as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30,	Three Months Ended September 30,	Period from February 26 to September 30,	Period from January 1 to February 26,	Nine Months Ended September 30,
(In thousands)	2010	2009	2010	2010	2009

Net income (loss)	$30,851	$(33,329)	$(15,667)	$50,802	$(100,455)
Other comprehensive income (loss), net of tax:
Foreign currency translation impact on pension liabilities adjustment	(802)	(1,347)	—	—	(2,036)
Total comprehensive income (loss)	$30,049	$(34,676)	$(15,667)	$50,802	$(102,491)

Included in accumulated other comprehensive loss is the impact of pension liability fluctuations in the Canadian dollar to U.S. dollar exchange rate related to our Canadian pension plans.

Note 6 - Pension and Other Postretirement Benefit Plans

Components of net periodic benefit cost for the periods ended:

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	Three Months ended September 30, 2010	Three Months ended September 30, 2009	Three Months ended September 30, 2010	Three Months ended September 30, 2009
Service cost-benefits earned during the period	$296	$390	$120	$83
Interest cost on projected benefit obligation	2,977	2,962	1,245	937
Expected return on plan assets	(2,918)	(3,238)	—	—
Amortization of net transition (asset) obligation	(4)	4	—	—
Amortization of prior service (credit) cost	(101)	96	524	(393)
Amortization of (gain)/loss	(1,179)	597	1	(123)
Net benefits cost charged to income	$(929)	$811	$1,890	$504
Curtailment charge	—	575	—	23
Contractual termination benefits charge	—	2,376	—	—
Total benefits cost charged to income	$(929)	$3,762	$1,890	$527

	Pension Benefits			Other Benefits
	Successor	Predecessor		Successor	Predecessor
	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months ended September 30, 2009	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months ended September 30, 2009
Service cost-benefits earned during the period	$824	$269	$1,135	$241	$61	$238
Interest cost on projected benefit obligation	6,889	1,989	8,677	2,517	642	2,764
Expected return on plan assets	(7,328)	(2,245)	(9,215)	—	—	—
Amortization of net transition (asset) obligation	—	2	10	—	—	—
Amortization of prior service (credit) cost	—	53	267	—	(261)	(1,179)
Amortization of (gain)/loss	—	603	1,684	—	—	(379)
Net benefits cost charged to income	$385	$671	$2,558	$2,758	$442	$1,444
Curtailment charge	—	—	575	—	—	23
Contractual termination benefits charge	—	—	2,376	—	—	—
Total benefits cost charged to income	$385	$671	$5,509	$2,758	$442	$1,467

During the three months ended September 30, 2009, we recorded pre-tax curtailment losses of $3.0 million related to reductions of our workforce in our London, Ontario facility.

From January 1, 2010 to February 26, 2010 and during the period from February 26, 2010 to September 30, 2010, contributions of $0.9 million and $6.1 million have been made to our sponsored pension plans, respectively.  We presently anticipate contributing an additional $2.5 million to fund our pension plans during 2010.

Note 7 — Commitments and Contingencies

We are from time to time involved in various legal proceedings of a character normally incident to our business. We do not believe that the outcome of these proceedings will have a material adverse effect on our consolidated financial condition or results of our operations.

As of September 30, 2010, we had an environmental reserve of approximately $1.5 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. The failure of the indemnitor to fulfill its obligations could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. We currently anticipate spending approximately $0.2 million per year in 2010 through 2013 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other potentially responsible parties, and payment of remedial investigation costs. Based on all of the information presently available to us, we believe that our environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves and that any additional costs will not have a material adverse effect on our financial condition, results of operations or cash flows. However, the discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws or other unanticipated events could result in a material adverse effect.

The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology.  Based on currently available information, we do not anticipate ongoing costs regarding compliance with NESHAP; however, if we are found to be out of compliance with NESHAP, we could incur liability that could have a material adverse effect on our business, results of operations, or financial condition.

As of September 30, 2010, we had approximately 3,022 employees, of which 657 were salaried employees with the remainder paid hourly. Unions represent approximately 1,739 of our employees, which is approximately 58% of our total employees. We have collective bargaining agreements with several unions, including (1) the United Auto Workers, (2) the International Brotherhood of Teamsters, (3) the United Steelworkers, (4) the International Association of Machinists and Aerospace Workers, (5) the National Automobile, Aerospace, Transportation, and General Workers Union of Canada and

(6) El Sindicato Industrial de Trabajadores de Nuevo Leon.

Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts expire at various times over the next few years with the exception of our union contract that covers the hourly employees at our Monterrey, Mexico, facility, which expires on an annual basis in January unless otherwise renewed. The 2010 negotiations in Monterrey, Elkhart and Erie have been completed.  A new agreement at our Rockford facility was ratified on October 22, 2010.  We have no remaining contracts expiring in 2010.

Note 8 — Financial Instruments

We have determined the estimated fair value amounts of financial instruments using available market information and other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.  A fair value hierarchy accounting standard exists for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs).  Determining which category an asset or liability falls within the hierarchy requires significant judgment.  We evaluate our hierarchy disclosures each quarter.

The hierarchy consists of three levels:

Level 1	Quoted market prices in active markets for identical assets or liabilities;
Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3	Unobservable inputs developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate fair value because of the relatively short maturity of these instruments.  The fair value of debt at December 31, 2009 and September 30, 2010 was $400.9 million and $634.9 million, respectively.

	Carrying	Fair Value
As of September 30, 2010	Amount	Level 1	Level 2	Level 3

Liabilities
Postpetition common stock warrants	$1,985			$1,985
Conversion option within our convertible notes	165,366			165,366

Fair values relating to derivative financial instruments reflect the estimated amounts that we would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of the balance sheet date.  Inputs that factor into the valuations for our warrants include the strike price of the warrants ($2.10 per common share), the market price of our common stock per share, dividend yield, volatility, risk-free rate, and the contractual term, which is two years from issuance.  Inputs that factor into the market-based valuation model for the conversion option within our convertible notes include the market price of our common stock per share, volatility, the risk-free rate, and credit spread.

The following table summarizes changes in fair value of our Level 3 assets and (liabilities) for the periods ended December 31, 2009, February 26, 2010, and September 30, 2010:

	Marketable Securities	Prepetition Common Stock Warrants	Postpetition Common Stock Warrants	Conversion Option within our Convertible Notes
Balance at January 1, 2009	$5,000	—	—	—
Purchase (issuance) of securities	—	$(4,655)	—	—
Unrealized gain (loss) recognized	—	594	—	—
Realized loss	(1,100)	—	—	—
Net settlements	(3,900)	3,985	—	—
Balance at December 31, 2009	$—	$(76)	—	—
Net settlements	—	76	—	—
Issuance of securities	—	—	$6,618	$170,989
Balance at February 26, 2010	$—	$—	$6,618	$170,989
Unrealized gain	—	—	(4,633)	(5,623)
Balance at September 30, 2010	$—	$—	$1,985	$165,366

Note 9 — Segment Reporting

As a part of our continual monitoring of the long-term economic characteristics, products and production processes, class of customer, and distribution methods of our operating segments, we aggregate our seven operating segments into three reportable segments shown below.  The accounting policies of the reportable segments are the same as described in Note 1, Summary of Significant Accounting Policies.

The fair values of our operating segments are based upon preliminary valuation information which has not yet been completed due to the complexity of the analysis required.  It is anticipated that the analysis will be completed during the fourth quarter of 2010.  Due to the impact of this on our reportable segments, the information in the table below should be considered preliminary.

	Successor	Predecessor	Successor	Predecessor
(In thousands except per share data)	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Period from February 26 to September 30, 2010	Period from January 1 to February 26, 2010	Nine Months Ended September 30, 2009

Net sales:
Wheels	$78,444	$63,504	$172,270	$38,379	$174,609
Components	107,385	75,412	250,365	57,233	222,535
Other	19,861	6,293	43,608	8,447	26,847
Consolidated total	$205,690	$145,209	$466,243	$104,059	$423,991

Income (loss) from operations:
Wheels	$10,661	$2,514	$16,986	$2,663	$5,388
Components	(692)	(4,850)	1,652	(2,250)	(28,395)
Other	5,208	391	10,176	1,662	3,636
Corporate	(8,727)	(18,553)	(25,546)	(5,188)	(34,822)
Consolidated total	$6,450	$(20,498)	$3,268	$(3,113)	$(54,193)

	Successor	Predecessor
	As of
	September 30, 2010	December 31, 2009
Total assets:
Wheels	$445,425	$265,977
Components	291,721	230,618
Other	72,587	29,997
Corporate	56,679	145,078
Consolidated total	$866,412	$671,670

Note 10 - Debt

Debt at September 30, 2010, and December 31, 2009, consisted of the following:

	Successor	Predecessor
	September 30, 2010	December 31, 2009
	Debt	Subject to Compromise	Debt
Term Facility — Non-related Parties	$—	$—	$224,560
Term Facility — Related Party Last-Out Loans	—	—	79,486
Senior Secured Notes	301,768	—	—
Senior Subordinated Notes	—	275,000	—
Convertible Notes, including conversion option	285,269	—	—
Revolving Credit Facility	—	—	71,659
Term Facility Discount	—	—	(3,233)
Debtors-In-Possession (“DIP”) Facility	—	—	25,000
Total	$587,037	$275,000	$397,472

Pursuant to the Plan of Reorganization, as of the Effective Date, our new capital structure consisted of the following:

• Postpetition Senior Credit Facility — On the Effective Date of the Plan of Reorganization, we entered into the fifth amendment and restatement to our prepetition senior credit facility (the “postpetition senior credit facility”).  As of the Effective Date, under our postpetition senior credit facility Accuride had outstanding term loans of $287.0 million and outstanding letters of credit in the stated amount of $2.0 million and Accuride Canada Inc. had outstanding term loans of $22.0 million.  The interest rate for all loans was, at our option, LIBOR + 6.75% (with a LIBOR floor of 3.00%) or Base Rate + 5.75% (with a Base Rate floor of 4.00%).  The maturity for all loans and reimbursements of draws under the letters of credit was June 30, 2013.

With certain exceptions, our postpetition senior credit facility required us to prepay loans with (i) 100% of excess cash flow (commencing with the fiscal year ending December 31, 2010), (ii) 100% of net proceeds from asset sales, (iii) 100% of new proceeds from new debt issuances, (iv) 100% of net cash proceeds from equity issuances and (v) 100% of cash received by us from third parties that are holding cash from letters of credit that they have drawn.

The loans under our postpetition senior credit facility were secured by, among other things, a lien on substantially all of our U.S. and Canadian properties, assets and domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries.

• 7.5% Senior Convertible Notes — On the Effective Date of the Plan of Reorganization, we issued $140.0 million aggregate principal amount of convertible notes.  The first six interest payments on the convertible notes will be PIK interest.  Thereafter, beginning on August 26, 2013, interest on the convertible notes will be paid in cash.

The convertible notes are convertible into Common Stock at any time beginning on the Effective Date until the second business day preceding maturity, at an initial conversion rate of 1333.3333 per $1,000 principal amount of notes (equivalent to an initial conversion price of $0.75 per share of Common Stock).  The conversion rate is subject to customary adjustments and will also be adjusted to account for PIK interest.  The adjustment to the conversion rate for convertible notes issued as PIK interest serves to prevent the convertible notes outstanding immediately prior to the PIK interest payment from being diluted by the notes paid as PIK interest.

On August 26, 2010, we made a PIK interest payment with respect to the convertible notes by increasing the principal amount of the notes by $5,250.

Pursuant to the terms of the indenture, the conversion rate of the convertible notes is adjusted to 1407.2343 per $1,000 principal amount of notes (equivalent to a conversion price of $0.71 per share of common stock).

The embedded conversion option is bifurcated and accounted for separately from the convertible debt.  The conversion option is recorded at fair value and presented with the convertible notes on the consolidated balance sheet.  Each period, the conversion option will be recorded at fair value with the corresponding non-cash gain or loss recognized in our consolidated statements of operations as a component of other income (expense).  The decrease in fair value from February 26, 2010 to September 30, 2010 and for the three months ended September 30, 2010 was $5.6 million and $36.8 million, respectively.

• Common Stock and Warrants — We issued the following equity securities: (i) 98,000,000 shares of Common Stock to holders of our prepetition senior subordinated notes, on a pro rata basis (ii) 25,000,000 shares of Common Stock to the parties backstopping the rights offering of convertible notes as payment of their backstop fee, (iii) 2,000,000 shares of Common Stock to holders of our prepetition common stock on a pro rata basis, (iv) Warrants to purchase 22,058,824 shares of Common Stock to holders of our prepetition common stock on a pro rata basis and (v) 1,294,882 shares of Common Stock, net of shares withheld for tax purposes, under our Key Executive Incentive Plan.  The Warrants are exercisable at $2.10 per share until February 26, 2012, when they expire.

In accordance with applicable accounting guidance, the Warrants were recorded as a liability at fair value on the Effective Date.  Each period, the Warrants will be recorded at fair value with the corresponding non-cash gain or loss recognized in our consolidated statements of operations as a component of other income (expense).

Also under the Plan of Reorganization, our prepetition common stock, all other equity interests in Accuride, our prepetition senior subordinated notes and the indenture governing our prepetition senior subordinated notes (other than for the purposes of allowing holders of the notes to receive distributions under the Plan of Reorganization and allowing the trustees to exercise certain rights) were cancelled.  The holders of these securities received the distributions described above pursuant to the Plan of Reorganization. All amounts outstanding under the DIP credit facility that we had entered into to provide financing during the pendency of our bankruptcy were also paid on the Effective Date and the DIP credit facility was terminated in accordance with its terms.

On July 29, 2010, we completed an offering, which we refer to as the “Refinancing”, of $310.0 million aggregate principal amount of senior secured notes and entered into the ABL facility. We used the net proceeds from the offering of the senior secured notes and borrowings under the ABL facility to refinance our postpetition senior credit facility.

•                  ABL Credit Agreement — In connection with the Refinancing, we entered into a new ABL Credit Facility (the “ABL facility”).  The ABL facility is a senior secured asset based revolving credit facility in an aggregate principal amount of up to $75.0 million, with the right, subject to certain conditions, to increase the availability under the facility by up to $25.0 million in the aggregate (for a total aggregate availability of $100.0 million). The four-year ABL facility matures on July 29, 2014 and provides for loans and letters of credit in an aggregate amount up to the amount of the facility, subject to meeting certain borrowing base conditions, with sub-limits of up to $10.0 million for swingline loans and $25.0 million to be available for the issuance of letters of credit.  Loans under the ABL facility initially bears interest at an annual rate equal to either LIBOR plus 3.50% or Base Rate plus 2.50%, at our option, subject to changes based on our leverage ratio as defined in the ABL facility.

We must also pay a commitment fee equal to 0.50% per annum to the lenders under the ABL facility if utilization under the facility exceeds 50.0% of the total commitments under the facility and a commitment fee equal to 0.75% per annum if utilization under the facility is less than or equal to 50.0% of the total commitments under the facility. Customary letter of credit fees are also payable, as necessary.

The obligations under the ABL facility are secured by (i) first-priority liens on substantially all of the Company’s accounts receivable and inventories, subject to certain exceptions and permitted liens (the “ABL Priority Collateral”) and (ii) second-priority liens on substantially all of the Company’s owned real property and tangible and intangible assets other than the ABL Priority Collateral, including all of the outstanding capital stock of our domestic subsidiaries, subject to certain exceptions and permitted liens (the “Notes Priority Collateral”).

•                  9.5% Senior Secured Notes — In connection with the Refinancing, we issued $310.0 million aggregate principal amount of senior secured notes.  Under the terms of the indenture governing the senior secured notes, the senior secured notes bear interest at a rate of 9.5% per year and mature on August 1, 2018.   Prior to maturity we may redeem the senior secured notes on the terms set forth in the indenture governing the senior secured notes. The senior secured notes are guaranteed by the Guarantors, and the senior secured notes and the related guarantees are secured by first priority liens on the Notes Priority Collateral and second priority liens on the ABL Priority Collateral.

Note 11 — Guarantor and Non-guarantor Financial Statements

Prior to the Refinancing, our postpetition senior credit facility was secured by, among other things, a lien on substantially all of our U.S. and Canadian properties, assets and domestic subsidiaries (“Guarantor Subsidiaries”) and a pledge of 65% of the stock of our foreign subsidiaries.  Our convertible notes are fully and unconditionally guaranteed, on a joint and several basis, by substantially all of our 100% owned domestic subsidiaries. The non-guarantor subsidiaries are our foreign subsidiaries.   The following condensed financial information illustrates the composition of the combined Guarantor Subsidiaries:

CONDENSED CONSOLIDATED BALANCE SHEET

	Successor
	September 30, 2010
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
ASSETS
Cash and cash equivalents	$47,801	$(2,873)	$6,436	—	$51,364
Accounts receivable, net	181,842	57,806	5,936	$(142,386)	103,198
Inventories	20,056	39,853	4,784	—	64,693
Other current assets	1,972	2,752	3,077	—	7,801
Total current assets	251,671	97,538	20,233	(142,386)	227,056
Property, plant, and equipment, net	41,852	163,582	51,546	—	256,980
Goodwill	15,260	83,285	30,196	—	128,741
Intangible assets, net	54,157	145,365	34,996	—	234,518
Investments in and advances to subsidiaries and affiliates	443,643	—	—	(443,643)	—
Other non-current assets	11,457	1,759	5,901	—	19,117
TOTAL	$818,040	$491,529	$142,872	$(586,029)	$866,412
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$11,893	$38,752	$8,054	—	$58,699
Accrued payroll and compensation	4,036	9,552	4,880	—	18,468
Accrued interest payable	5,196	—	—	—	5,196
Accrued and other liabilities	3,961	127,068	39,149	$(142,386)	27,792
Total current liabilities	25,086	175,372	52,083	(142,386)	110,155
Long term debt	587,037	—	—	—	587,037
Deferred and non-current income taxes	154,535	(133,999)	1,122	—	21,658
Other non-current liabilities	17,075	80,701	15,479	—	113,255
Stockholders’ equity	34,307	369,455	74,188	(443,643)	34,307
TOTAL	$818,040	$491,529	$142,872	$(586,029)	$866,412

	Predecessor
	December 31, 2009
(in thousands)	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
ASSETS
Cash and cash equivalents	$53,505	$(1,871)	$4,887	—	$56,521
Accounts receivable, net	26,145	185,953	5,831	$(151,628)	66,301
Inventories	14,870	33,963	2,091	(182)	50,742
Other current assets	6,603	12,675	26,346	(20,051)	25,573
Total current assets	101,123	230,720	39,155	(171,861)	199,137
Property, plant, and equipment, net	34,672	154,173	40,682	—	229,527
Goodwill	66,973	52,460	8,041	—	127,474
Intangible assets, net	373	88,857	—	—	89,230
Investments in and advances to subsidiaries and affiliates	271,863	—	—	(271,863)	—
Other non-current assets	17,104	1,341	7,857	—	26,302
TOTAL	$492,108	$527,551	$95,735	$(443,724)	$671,670
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$5,289	$22,206	$3,782	—	31,277
Debt	375,472	—	22,000	$—	397,472
Accrued payroll and compensation	3,006	5,885	5,427	—	14,318
Accrued interest payable	3,067	—	504	—	3,571
Accrued and other liabilities	8,297	277,845	1,977	(260,472)	27,647
Total current liabilities	395,131	305,936	33,690	(260,472)	474,285
Deferred and non-current income taxes	10,810	10,347	1,031	—	22,188
Other non-current liabilities	18,465	69,442	13,442	—	101,349
Liabilities subject to compromise	295,968	6,146	—	—	302,114
Stockholders’ equity (deficiency)	(228,266)	135,680	47,572	(183,252)	(228,266)
TOTAL	$492,108	$527,551	$95,735	$(443,724)	$671,670

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor
	Three Months Ended September 30, 2010
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$90,287	$117,260	$31,218	$(33,075)	$205,690
Cost of goods sold	81,165	108,694	27,602	(33,075)	184,386
Gross profit	9,122	8,566	3,616	—	21,304
Operating expenses	11,091	3,702	61	—	14,854
Income (loss) from operations	(1,969)	4,864	3,555	—	6,450
Other income (expense):
Interest expense, net	(10,655)	(32)	(35)	—	(10,722)
Equity in earnings (losses) of subsidiaries	7,752	—	—	(7,752)	—
Other income (expense), net	38,750	264	460	—	39,474
Income before and income taxes	33,878	5,096	3,980	(7,752)	35,202
Income tax provision (benefit)	3,027	—	1,324	—	4,351
Net income (loss)	$30,851	$5,096	$2,656	$(7,752)	$30,851

	Predecessor
	Three Months Ended September 30, 2009
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$73,645	$74,675	$27,213	$(30,324)	$145,209
Cost of goods sold	69,926	77,909	25,824	(30,324)	143,335
Gross profit (loss)	3,719	(3,234)	1,389	—	1,874
Operating expenses	19,128	3,118	126	—	22,372
Income (loss) from operations	(15,409)	(6,352)	1,263	—	(20,498)
Other income (expense):
Interest expense, net	(17,624)	(40)	(467)	—	(18,131)
Equity in earnings (losses) of subsidiaries	(3,654)	—	—	3,654	—
Other income (expense), net	(153)	67	3,317	—	3,231
Income (loss) before income taxes	(36,840)	(6,325)	4,113	3,654	(35,398)
Income tax provision (benefit)	(3,511)	—	1,442	—	(2,069)
Net income (loss)	$(33,329)	$(6,325)	$2,671	$3,654	$(33,329)

	Successor
	Period from February 26 to September 30, 2010
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$212,603	$258,184	$69,217	$(73,761)	$466,243
Cost of goods sold	202,016	233,054	62,211	(73,761)	423,520
Gross profit	10,587	25,130	7,006	—	42,723
Operating expenses	30,606	8,687	162	—	39,455
Income (loss) from operations	(20,019)	16,443	6,844	—	3,268
Other income (expense):
Interest expense, net	(24,222)	(76)	(154)	—	(24,452)
Equity in earnings (losses) of subsidiaries	20,812	—	—	(20,812)	—
Other income (expense), net	10,492	428	(709)	—	10,211
Income (loss) before and income taxes	(12,937)	16,795	5,981	(20,812)	(10,973)
Income tax provision (benefit)	2,730	—	1,964	—	4,694
Net income (loss)	$(15,667)	$16,795	$4,017	$(20,812)	$(15,667)

	Predecessor
	Period from January 1 to February 26, 2010
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$47,897	$56,971	$14,011	$(14,820)	$104,059
Cost of goods sold	45,553	54,526	14,318	(14,820)	99,577
Gross profit (loss)	2,344	2,445	(307)	—	4,482
Operating expenses	5,327	2,216	52	—	7,595
Income (loss) from operations	(2,983)	229	(359)	—	(3,113)
Other income (expense):
Interest expense, net	(6,804)	(21)	(671)	—	(7,496)
Equity in earnings (losses) of subsidiaries	(826)	—	—	826	—
Other income (expense), net	547	49	(30)	—	566
Income (loss) before reorganization items and income taxes	(10,066)	257	(1,060)	826	(10,043)
Reorganization items	(59,334)	21	2	—	(59,311)
Income tax benefit	(1,534)	—	—	—	(1,534)
Net income (loss)	$50,802	$236	$(1,062)	$826	$50,802

	Predecessor
	Nine Months Ended September 30, 2009
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$206,503	$223,045	$68,288	$(73,845)	$423,991
Cost of goods sold	199,800	239,525	65,618	(73,845)	431,098
Gross profit (loss)	6,703	(16,480)	2,670	—	(7,107)
Operating expenses	37,440	9,180	466	—	47,086
Income (loss) from operations	(30,737)	(25,660)	2,204	—	(54,193)
Other income (expense):
Interest expense, net	(45,373)	(107)	(1,545)	—	(47,025)
Loss on extinguishment of debt	(5,389)	—	—	—	(5,389)
Equity in earnings of subsidiaries	(21,034)	—	—	21,034	—
Other income (expense), net	(413)	221	5,777	—	5,585
Income (loss) before income taxes	(102,946)	(25,546)	6,436	21,034	(101,022)
Income tax provision (benefit)	(2,491)	—	1,924	—	(567)
Net income (loss)	$(100,455)	$(25,546)	$4,512	$21,034	$(100,455)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor
	Period from February 26 to September 30, 2010
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(15,667)	$16,795	$4,017	$(20,812)	$(15,667)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,554	15,337	3,355	—	24,246
Amortization — deferred financing costs	460	—	—	—	460
Amortization — other intangible assets	3,311	3,171	—	—	6,482
Loss on disposal of assets	4	25	22	—	51
Deferred income taxes	2,179	—	—	—	2,179
Paid-in-kind interest	6,161	—	—	—	6,161
Non-cash stock-based compensation	593	—	—	—	593
Equity in earnings of subsidiaries and affiliates	(20,812)	—	—	20,812	—
Non-cash change in market valuation - convertible notes	(5,623)	—	—	—	(5,623)
Non-cash change in warrant liability	(4,633)	—	—	—	(4,633)
Change in other operating items	(19,624)	(28,367)	18,017	—	(29,974)
Net cash provided by (used in) operating activities	(48,097)	6,961	25,411	—	(15,725)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(1,725)	(5,808)	(615)	—	(8,148)
Other	13,028	238	—	—	13,266
Net cash provided by (used in) investing activities	11,303	(5,570)	(615)	—	5,118

CASH FLOWS FROM FINANCING ACTIVITIES:
Other	3,624	—	(22,000)	—	(18,376)
Net cash provided by (used in) financing activities	3,624	—	(22,000)	—	(18,376)

Increase (decrease) in cash and cash equivalents	(33,170)	1,391	2,796	—	(28,983)
Cash and cash equivalents, beginning of period	80,971	(4,264)	3,640	—	80,347
Cash and cash equivalents, end of period	$47,801	$(2,873)	$6,436	$—	$51,364

	Predecessor
	Period from January 1 to February 26, 2010
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$50,802	$236	$(1,062)	$826	$50,802
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,205	4,527	979	—	6,711
Amortization — deferred financing costs	690	—	4	—	694
Amortization — other intangible assets	31	790	—	—	821
Reorganization items	(59,334)	21	2	—	(59,311)
Payments on reorganization items	(12,164)	—	—	—	(12,164)
Paid-in-kind interest	1,769	—	—	—	1,769
Loss (gain) on disposal of assets	2	1	—	—	3
Equity in earnings of subsidiaries and affiliates	826	—	—	(826)	—
Deferred income taxes	(1,560)	—	—	—	(1,560)
Change in other operating items	(752)	(6,636)	(1,150)	—	(8,538)
Net cash used in operating activities	(18,485)	(1,061)	(1,227)	—	(20,773)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(60)	(1,377)	(20)	—	(1,457)
Other	(600)	45	—	—	(555)
Net cash used in investing activities	(660)	(1,332)	(20)	—	(2,012)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from debt issuance	46,611	—	—	—	46,611
Net cash provided by financing activities	46,611	—	—	—	46,611

Increase (decrease) in cash and cash equivalents	27,466	(2,393)	(1,247)	—	23,826
Cash and cash equivalents, beginning of year	53,505	(1,871)	4,887	—	56,521
Cash and cash equivalents, end of period	$80,971	$(4,264)	$3,640	$—	$80,347

	Predecessor
	Nine Months Ended September 30, 2009
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(100,455)	$(25,546)	$4,512	$21,034	$(100,455)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,623	24,659	4,298	—	34,580
Amortization — deferred financing costs	3,319	2	19	—	3,340
Amortization — other intangible assets	140	3,550	—	—	3,690
Loss on extinguishment of debt	5,389	—	—	—	5,389
Deferred income taxes	(136)	—	—	—	(136)
Change in warrant liability	(608)	—	—	—	(608)
Paid-in-kind interest	6,519	—	—	—	6,519
Loss (gain) on disposal of assets	(477)	242	292	—	57
Equity in earnings of subsidiaries and affiliates	21,034	—	—	(21,034)	—
Non-cash stock-based compensation	249	—	—	—	249
Change in other operating items	10,436	6,398	(22,986)	—	(6,152)
Net cash provided by (used in) operating activities	(48,967)	9,305	(13,865)	—	(53,527)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(7,390)	(8,401)	(331)	—	(16,122)
Other	3,900	213	—	—	4,113
Net cash used in investing activities	(3,490)	(8,188)	(331)	—	(12,009)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in revolving credit advance	(35,000)	—	(8,000)	—	(43,000)
Other	9,877	—	—	—	9,877
Net cash used in financing activities	(25,123)	—	(8,000)	—	(33,123)

Increase (decrease) in cash and cash equivalents	(77,580)	1,117	(22,196)	—	(98,659)
Cash and cash equivalents, beginning of year	95,630	(1,633)	29,679	—	123,676
Cash and cash equivalents, end of period	$18,050	$(516)	$7,483	$—	$25,017

Note 12 — Subsequent Events

Conversion Offer and Reverse Stock Split

On October 6, 2010, the Company announced that its Board of Directors approved a conversion offer for all of the Company’s 7.5 percent senior convertible notes due 2020 and a 1-for-10 reverse stock split of the Company’s common stock. The reverse stock split is subject to stockholder approval at a special meeting of stockholders, currently scheduled for November 18, 2010.

In the conversion offer, holders of the Company’s 7.5 percent senior convertible notes may elect to convert their convertible notes into post-split shares of the Company’s common stock at a conversion rate of 238.2119 post-split shares per $1,000 principal amount of convertible notes. The conversion rate represents approximately 98 percent of the total number of shares into which the Company expects the convertible notes would be convertible on February 26, 2013, which is the final PIK interest payment date for the convertible notes.

The conversion offer is not conditioned on completion of the reverse stock split.  Filings subsequent to the reverse stock split will include a retrospective application of the impact to share data.  The Company launched the conversion offer on October 22, 2010, and announced an intent to modify the terms of the conversion offer on November 4, 2010.  The Company expects to complete the conversion offer in the fourth quarter of 2010.

In accordance with the applicable accounting guidance, the Company expects to recognize a non-cash charge related to the inducement for conversion during the fourth quarter of 2010.  The amount of the charge depends on the number of participants and the market share of the common stock of the Company.

Sale of Assets

On November 2, 2010, the Company announced the sale of certain assets related to its Brillion Farm EquipmentTM operating segment to Landoll Corporation.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The accompanying unaudited condensed interim consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and such principles are applied on a basis consistent with the information reflected in our Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission (“SEC”).  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations promulgated by the SEC.  In the opinion of management, the interim financial information includes all adjustments and accruals, consisting only of normal recurring adjustments and adjustments related to fresh start accounting as noted in Note 1 — Summary of Significant Accounting Policies, which are necessary for a fair presentation of results for the respective interim periods.  The results of operations for the three and nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2010 or any interim period.  Except for the historical information contained herein, this quarterly report on Form 10-Q contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those indicated by such forward-looking statements.

Overview

We are one of the largest manufacturers and suppliers of commercial vehicle components in North America, offering one of the broadest product lines to the commercial vehicle industry. We believe that we have the number one or number two market position in a variety of heavy- and medium-duty commercial vehicle products including: steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, metal bumpers and seating assemblies.  We market our products under some of the most recognized brand names in the industry, including Accuride, Bostrom, Brillion, Fabco, Gunite, Highway Original, and Imperial. We have long-standing relationships with the leading original equipment manufacturers (“OEMs”) and the related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles.

Our primary product lines are standard equipment used by a majority of North American heavy- and medium-duty truck OEMs, providing us with a significant competitive advantage. We believe that a majority of all heavy- and medium-duty truck models manufactured in North America contain one or more Accuride components.

Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Daimler Truck North America, LLC, with its Freightliner and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, Navistar, Inc., with its International brand trucks, and Volvo Truck Corporation, with its Volvo and Mack brand trucks.  Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership, Wabash National, Inc., Utility Trailer, Inc., and Polar Tank, LLC.  Our major light truck customer is General Motors Corporation.  We have built relationships of more than 20 years with many of these leading OEM customers.  Our product portfolio is supported by strong sales, marketing and design engineering capabilities with 17 strategically located, technologically-advanced manufacturing facilities across the United States, Mexico, and Canada.

Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies which have continued into 2010.  As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads.  Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers.  These factors have led to a decrease in spending by businesses and consumers alike. Continued turbulence in the U.S. and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.

The heavy- and medium-duty truck and commercial trailer markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally by conditions in other industries which indirectly impact the truck industry, such as the home-building industry, and by overall economic growth and consumer spending.  Accordingly, the current economic conditions described above have led to a severe and ongoing downturn in the North American truck and vehicle supply industries, which resulted in a significant decline in our sales volume and necessitated our bankruptcy filings in October 2009, as described above in Note 1 to our condensed consolidated financial statements.  Although current industry forecasts predict an increase in commercial vehicle production in 2010 and continuing into 2011, we cannot accurately predict how prolonged the current downturn may be or the strength and pace of the recovery.  The continued downturn may lead to further reduced spending and deterioration in the North American truck and vehicle supply industries for the foreseeable future. We emerged from bankruptcy with reduced financial leverage and an improved capital structure, which we believe will better enable us to operate in this economic environment.  However, we continue to be a highly leveraged company, and a delayed or failed economic recovery would continue to have a material adverse effect on our business, results of operations and financial condition.

Using the commercial vehicle industry production forecasts by industry experts, we expect results from operations to improve in 2010 compared to 2009 due to increased demand for our product, improved operational efficiencies, and reduced fees and expenses related to our revised capital structure.

Results of Operations

Allocations of fair value to tangible and intangible assets, goodwill, pension obligations and deferred taxes are based upon preliminary valuation information.  It is anticipated that all necessary information will be available and the analysis will be completed during the fourth quarter of 2010.

In connection with our emergence from Chapter 11 bankruptcy proceedings and the adoption of fresh-start accounting, the results of operations for 2010 separately present the 2010 Successor Period and the 2010 Predecessor Period. Although the 2010 Successor Period and the 2010 Predecessor Period are distinct reporting periods, the effects of emergence and fresh-start accounting did not have a material impact on the comparability of our results of operations between the periods. Accordingly, references to 2010 results of operations for the nine months ended September 30, 2010 combine the two periods in order to enhance the comparability of such information to the prior year. A summary of our operating results for the three and nine months ended September 30, 2010 and 2009 and as a percentage of net sales is shown below:

Three Months Ended September 30, 2010 Compared to the Three Months Ended September 30, 2009

(Dollars in thousands)	Three Months Ended September 30, 2010		Three Months Ended September 30, 2009

Net sales:
Wheels	$78,444	38.1%	$63,504	43.7%
Components	107,385	52.2%	75,412	51.9%
Other	19,861	9.7%	6,293	4.4%
Total net sales	205,690	100.0%	145,209	100.0%
Gross profit (loss):
Wheels	13,709	17.5%	3,817	6.0%
Components	1,278	1.2%	(2,828)	(3.8)%
Other	6,727	33.9%	1,296	20.6%
Corporate	(410)	—%	(411)	—%
Total gross profit	21,304	10.4%	1,874	1.3%
Operating expenses	14,854	7.2%	22,372	15.4%
Income (loss) from operations	6,450	3.1%	(20,498)	(14.1)%
Interest (expense), net	(10,722)	(5.2)%	(18,131)	(12.5)%
Non-cash market valuation — convertible notes	36,827	17.9%	—	—%
Other income, net	2,647	1.3%	3,231	2.2%
Income tax expense (benefit)	4,351	2.1%	(2,069)	(1.4)%
Net income (loss)	$30,851	15.0%	$(33,329)	(23.0)%

Net Sales.  Net sales for the three months ended September 30, 2010, were $205.7 million, which was an increase of 41.7%, compared to net sales of $145.2 million for the three months ended September 30, 2009.  The increase was due to increased product demand from both our OEM and aftermarket customers.

Gross Profit.  Gross profit increased $19.4 million to $21.3 million for the three months ended September 30, 2010 due to the contribution from increased net sales, better capacity utilization with higher sales volumes and improvements in operating efficiencies.

Interest Expense.  Net interest expense decreased $7.4 million to $10.7 million for the three months ended September 30, 2010 from $18.1 million for the three months ended September 30, 2009.  This was mostly due to lower debt levels, which resulted in lower interest expense of approximately $5.9 million.

Market Valuation — Conversion Option on Convertible Notes.  In connection with accounting guidance following the emergence from Chapter 11, we record the conversion option on our convertible notes at fair value.  Due to the decrease in value of the conversion option, we recorded income of $36.8 million during the three months ended September 30, 2010.  We expect these unrealized, non-cash gains or losses to continue as the fair value of the conversion option fluctuates.

Net Income.  We had net income of $30.9 million for the three months ended September 30, 2010 compared to a net loss of $33.3 million for the three months ended September 30, 2009.  The primary reasons for the improvement are improved gross profit margins related to increased net sales and operating efficiencies and non-cash market valuation gain for the conversion option on our convertible debt.

Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009

(In thousands except per share data)	Nine Months Ended September 30, 2010		Nine Months Ended September 30, 2009

Net sales:
Wheels	$210,649	37.0%	$174,609	41.2%
Components	307,598	53.9%	222,535	52.5%
Other	52,055	9.1%	26,847	6.3%
Total net sales	570,302	100.0%	423,991	100.0%
Gross profit (loss):
Wheels	27,965	13.3%	10,557	6.0%
Components	5,294	1.7%	(22,379)	(10.1)%
Other	16,167	31.1%	6,663	24.8%
Corporate	(2,221)	—%	(1,948)	—%
Total gross profit (loss)	47,205	8.3%	(7,107)	(1.7)%
Operating expenses	47,050	8.3%	47,086	11.1%
Income (loss) from operations	155	0.0%	(54,193)	(12.8)%
Interest (expense), net	(31,948)	(5.6)%	(47,025)	(11.1)%
Loss on extinguishment of debt	—	—%	(5,389)	(1.3)%
Non-cash market valuation — convertible notes	5,623	1.0%	—	—%
Other income, net	5,154	0.9%	5,585	1.3%
Reorganization items (gain)	(59,311)	(10.4)%	—	—%
Income tax expense (benefit)	3,160	0.6%	(567)	(0.1)%
Net income (loss)	$35,135	6.2%	$(100,455)	(23.7)%

Net Sales.  Combined net sales for the nine months ended September 30, 2010, were $570.3 million, which was an increase of 34.5%, compared to net sales of $424.0 million for the nine months ended September 30, 2009.  The increase was due to increased product demand from both our OEM and aftermarket customers.

Gross Profit.  Gross profit increased $54.3 million to $47.2 million for the nine months ended September 30, 2010 due to the contribution from increased net sales, better capacity utilization with higher sales volumes and improvements in operating efficiencies.

Interest Expense.  Net interest expense decreased $15.1 million to $31.9 million for the nine months ended September 30, 2010 from $47.0 million for the nine months ended September 30, 2009.  This was mostly due to not recognizing interest related to our prepetition senior subordinated notes that were cancelled as part of our Plan of Reorganization and having a reduced net debt position as a result of our Plan of Reorganization.

Market Valuation — Conversion Option on Convertible Notes.  In connection with accounting guidance following the emergence from Chapter 11, we record the conversion option on our convertible notes at fair value.  Due to the change in value of the conversion option, we recorded income of $5.6 million during 2010.  We expect these unrealized, non-cash gains or losses to continue as the fair value of the conversion options fluctuates.

Reorganization Items.  ASC 852 requires the recognition of certain transactions directly related to the reorganization as reorganization expense or income in the statement of operations. The reorganization gain of $59.3 million for 2010 consisted of $25.0 million professional fees directly related to reorganization and an $84.3 million gain on the discharge and issuance of our debt instruments.

Net Income.  We had net income of $35.1 million for the nine months ended September 30, 2010 compared to a net loss of $100.5 million for the nine months ended September 30, 2009.  The primary reasons for the improvement are the improved gross profit on higher sales volumes, the net of one-time items related to the debt discharge, and the non-cash market valuation income for the conversion option on our convertible notes.

Changes in Financial Condition

At September 30, 2010, the Successor Company had total assets of $866.4 million, as compared to the Predecessor Company’s total assets of $671.7 million at December 31, 2009.  The $194.7 million, or 29.0%, increase in total assets primarily resulted from changes from the fair valuation of the Company’s assets by adopting fresh start accounting in accordance with ASC 852, as well as changes in working capital.  We define working capital as current assets (excluding cash and debt) less current liabilities.  During the nine months ended September 30, 2010, property, plant and equipment increased by $48.7 million, other intangible assets increased by $152.6 million, goodwill increased by $1.3 million and other assets decreased by $4.2 million for changes in the allocation of fair values as of February 26, 2010.  Since the allocation of fair value is still preliminary, additional changes are expected in the fourth quarter of this year.

We use working capital and cash flow measures to evaluate the performance of our operations and our ability to meet our financial obligations. We require working capital investment to maintain our position as a leading manufacturer and supplier of commercial vehicle components.  We continue to strive for aligning our working capital investment with our customers’ purchase requirements and our production schedules.

The following table summarizes the major components of our working capital as of the periods listed below:

	Successor	Predecessor
	September 30,	December 31,
	2010	2009
Accounts receivable	$103,198	$66,301
Inventories	64,693	50,742
Deferred income taxes (current)	2,811	2,811
Other current assets	4,990	22,762
Accounts payable	(58,699)	(31,277)
Accrued payroll and compensation	(18,468)	(14,318)
Accrued interest payable	(5,196)	(3,571)
Accrued workers compensation	(7,746)	(7,038)
Other current liabilities	(20,046)	(20,609)
Working Capital	$65,537	$65,803

Significant changes in working capital included:

•            an increase in accounts receivable of $36.9 million due to the comparative increase in revenue in the months leading up to the respective period-end dates;

•            an increase in inventory of $14.0 million due to increase in sales demand;

•            a decrease in other current assets of $17.8 million due to the adoption of a new accounting policy for supplies as part of the fresh-start reporting;

•            an increase of accounts payable of $27.4 million primarily due to the increase in raw material purchases in the months leading up to the respective period-end dates.

Capital Resources and Liquidity

Our primary sources of liquidity during the periods January 1, 2010 through February 26, 2010 for the Predecessor Company and February 26, 2010 through September 30, 2010 for the Successor Company were cash reserves and the debt instruments entered into in connection with our emergence from bankruptcy.  We believe that cash from operations, existing cash reserves, and availability under our new ABL facility will provide adequate funds for our working capital needs, planned capital expenditures and debt service obligations through 2010 and the next twelve months.

Our ability to fund working capital needs, planned capital expenditures, scheduled debt payments, and to comply with any financial covenants under our new ABL facility, depends on our future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2010 was $36.5 million. The primary drivers of the use in cash were $12.2 million of cash payments for reorganization items, and $22.4 million of cash payments related to bankruptcy, and $16.1 million of increased working capital assets.  During a period of increasing sales demand, our working capital needs also rise.

Investing Activities

Net cash provided by investing activities totaled $3.1 million for the nine months ended September 30, 2010.  During 2010, we had cash inflows of $15.0 million related to issuance of letters of credit to replace restricted cash from previously drawn letters of credit.  Our most significant cash outlays for investing activities are the purchases of property, plant and equipment.  Capital expenditures for 2010 are expected to be approximately $20 million, which we expect to fund through existing cash reserves.  Due to the continued challenges facing our industry and the economy as a whole, we are managing our capital expenditures very closely in order to preserve liquidity throughout 2010 while still maintaining our production capacity and making investments necessary to meet competitive threats and to seize upon growth opportunities.

Financing Activities

Net cash provided by financing activities totaled $28.2 million for the nine months ended September 30, 2010.  Included in this amount are the impacts from the Plan of Reorganization of satisfying our prepetition senior credit facility of $305.8 million, our revolving credit facility of $71.7 million, and the DIP facility of $25.0 million.  Also included are proceeds from the $140 million aggregate principal amount of convertible notes we issued and the $310.5 million postpetition senior credit facility we entered into upon emergence from bankruptcy.

As noted below, on July 29, 2010, we refinanced our postpetition senior credit facility using proceeds from the $310 million aggregate principle amount of senior secured notes and funds from a new asset based lending credit facility.

Postpetition Senior Credit Facility

On the Effective Date of the Plan of Reorganization, we entered into the fifth amendment and restatement to our prepetition senior credit facility (the “postpetition senior credit facility”).  As of the Effective Date, under our postpetition senior credit facility Accuride had outstanding term loans of $287.0 million and outstanding letters of credit in the stated amount of $2.0 million and Accuride Canada Inc. had outstanding term loans of $22.0 million.  The interest rate for all loans was, at our option, LIBOR + 6.75% (with a LIBOR floor of 3.00%) or Base Rate + 5.75% (with a Base Rate floor of 4.00%).  The maturity for all loans and reimbursements of draws under the letters of credit was June 30, 2013.

On July 29, 2010, as described below under “—Refinancing—The ABL Facility,” we refinanced the postpetition senior credit facility and the postpetition senior credit facility was terminated.

Postpetition Senior Convertible Notes

On the Effective Date, we issued $140 million aggregate principal amount of convertible notes and entered into the indenture governing the convertible notes, dated the Effective Date.  Under the terms of the indenture, the convertible notes bear interest at a rate of 7.5% per annum and will mature on February 26, 2020.  The first six interest payments will be payment-in-kind interest.  Thereafter, beginning on August 26, 2013, interest on the convertible notes will be paid in cash.

The convertible notes are convertible into Common Stock at any time beginning on the Effective Date until the second business day preceding maturity, at an initial conversion rate of 1333.3333 per $1,000 principal amount of notes (equivalent to an initial conversion price of $0.75 per share of Common Stock).  The conversion rate is subject to customary adjustments and will also be adjusted to account for PIK interest.  The adjustment to the conversion rate for convertible notes issued as PIK interest serves to prevent the convertible notes outstanding immediately prior to the PIK interest payment from being diluted by the notes paid as PIK interest.

On August 26, 2010, we made a PIK interest payment with respect to the convertible notes by increasing the principal amount of the notes by $5.25 million.  Pursuant to the terms of the indenture governing the convertible notes, the conversion rate of the convertible notes was adjusted to 1407.2343 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of $0.71 per share of common stock).

On October 6, 2010, the Company announced that its Board of Directors approved a conversion offer for all of the Company’s 7.5 percent senior convertible notes due 2020 and a 1-for-10 reverse stock split of the Company’s Common Stock.  On October 22, 2010, the Company commenced the conversion offer and on November 4, 2010, the Company announced its intention to amend certain terms of the conversion offer.  In the conversion offer, holders of the Company’s 7.5% senior convertible notes may elect to convert their convertible notes into post-split shares of the Company’s Common Stock at an increased conversion rate of 238.2119 post-split shares per $1,000 principal amount of convertible notes. The conversion rate represents approximately 98 percent of the total number of shares into which the Company expects the convertible notes would be convertible on February 26, 2013, which is the final PIK interest payment date for the convertible notes. The conversion offer is not conditioned on completion of the reverse stock split, which is expected to be completed prior to completion of the conversion offer.

The convertible notes are currently redeemable by the Company, in whole but not in part, at any time on or after February 26, 2013, at a price equal to 100% of the principal amount of the convertible notes to be redeemed, plus any accrued and unpaid interest up to the redemption date; provided, that (i) the Common Stock is listed on a national securities exchange, (ii) the average weekly trading volume of the Common Stock as reported by such national securities exchange during the four week period prior to conversion is at least 3.0% of the total number of outstanding shares of Common Stock immediately prior to conversion and (iii) for twenty of the preceding thirty consecutive trading days, the Common Stock has had a closing sale price at least equal to 2.25 times the effective conversion price.  As part of the conversion offer, however, we are soliciting consents to amend the indenture governing the convertible notes to remove these restrictions to our redemption of the convertible notes.

Refinancing

On July 29, 2010, we completed an offering of $310.0 million aggregate principal amount of senior secured notes and entered into the ABL facility. We used the net proceeds from the offering of the senior secured notes, $15.0 million of borrowings under the ABL facility and cash on hand to refinance our postpetition senior credit facility and to pay related fees and expenses (the “Refinancing”).

The ABL Facility

In connection with the Refinancing, we entered into a new ABL Credit Agreement (the “ABL facility”).  The ABL facility is a senior secured asset based revolving credit facility in an aggregate principal amount of up to $75.0 million, with the right, subject to certain conditions, to increase the availability under the facility by up to $25.0 million in the aggregate (for a total aggregate availability of $100.0 million). The four-year ABL facility matures on July 29, 2014 and provides for loans and letters of credit in an aggregate amount up to the amount of the facility, subject to meeting certain borrowing base conditions, with sub-limits of up to $10.0 million for swingline loans and $25.0 million to be available for the issuance of letters of credit.  Loans under the ABL facility initially bears interest at an annual rate equal to either LIBOR plus 3.50% or Base Rate plus 2.50%, at our option, subject to changes based on our leverage ratio as defined in the ABL facility.

We must also pay a commitment fee equal to 0.50% per annum to the lenders under the ABL facility if utilization under the facility exceeds 50.0% of the total commitments under the facility and a commitment fee equal to 0.75% per annum if utilization under the facility is less than or equal to 50.0% of the total commitments under the facility. Customary letter of credit fees are also payable, as necessary.

The obligations under the ABL facility are secured by (i) first-priority liens on substantially all of the Company’s accounts receivable and inventories, subject to certain exceptions and permitted liens (the “ABL Priority Collateral”) and (ii) second-priority liens on substantially all of the Company’s owned real property and tangible and intangible assets other than the ABL Priority Collateral, including all of the outstanding capital stock of our domestic subsidiaries, subject to certain exceptions and permitted liens (the “Notes Priority Collateral”).

Senior Secured Notes

Also in connection the Refinancing, we issued $310.0 million aggregate principal amount of senior secured notes.  Under the terms of the indenture governing the senior secured notes, the senior secured notes bear interest at a rate of 9.5% per year and mature on August 1, 2018.  Prior to maturity we may redeem the senior secured notes on the terms set forth in the indenture governing the senior secured notes. The senior secured notes are guaranteed by the Guarantors, and the senior secured notes and the related guarantees are secured by first priority liens on the Notes Priority Collateral and second priority liens on the ABL Priority Collateral.

Restrictive Debt Covenants.  Our credit documents (the ABL facility and the indentures governing the convertible notes and the senior secured notes) contain operating covenants that limit the discretion of management with respect to certain business matters.  These covenants place significant restrictions on, among other things, the ability to incur additional debt, to pay dividends, to create liens, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities.  In connection with the conversion offer, however, we are soliciting consents to remove substantially all of the operating covenants in the indenture governing the convertible notes.  In addition, the ABL facility contains a financial covenant which requires us to maintain a fixed charge coverage ratio during any compliance period, which is anytime when the excess availability is less than or equal to the greater of $10.0 million or 15 percent of the total commitment under the ABL facility.  Due to the amount of our excess availability (as calculated under the ABL facility), the Company is not currently in a compliance period and we do not have to maintain a fixed charge coverage ratio, although this is subject to change.

We continue to operate in a challenging economic environment and our ability to maintain liquidity and comply with our debt covenants may be affected by economic or other conditions that are beyond our control and which are difficult to predict.  The 2010 production forecasts by ACT Publications for the significant commercial vehicle markets that we serve, as of October 10, 2010, are as follows:

North American Class 8	149,237
North American Classes 5-7	109,307
U.S. Trailers	114,990

Based on the these production builds, we expect to comply with any financial covenants we may become subject to and believe that our liquidity will be sufficient to fund currently anticipated working capital, capital expenditures, and debt service requirements for at least the next twelve months.  However, if our net sales are significantly less than expectations, given the volatility and the calendarization of the production builds as well as the other markets that we serve, or due to the challenging credit markets, we could violate any such financial covenants or have insufficient liquidity.  In the event of noncompliance, we would pursue an amendment or waiver.  However, no assurances can be given that those forecasts will be accurate.

Off-Balance Sheet Arrangements.  We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.  From time to time we may enter into operating leases, letters of credit, or take-or-pay obligations related to the purchase of raw materials that would not be reflected in our balance sheet.

Recent Developments

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements,” which requires interim disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. We adopted the interim disclosure requirements under this standard during the quarter ended March 31, 2010, with the exception of the separate presentation in the Level 3 activity rollforward, which is not effective until fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

Critical Accounting Policies and Estimates.  We have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America.  Actual results could differ significantly from those estimates under different assumptions and conditions.  We included in our Form 10-K for the year ended December 31, 2009 a discussion of our most critical accounting policies, which are those that have a material impact on our financial condition or operating performance and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Upon our emergence from Chapter 11 bankruptcy proceedings, we adopted fresh-start accounting in accordance with the provisions of ASC 852 Reorganizations (“ASC 852”), which requires significant estimates and assumptions related to the fair value of our assets and liabilities.  The allocations of fair value are based upon preliminary valuation information and analysis that have not yet been completed.  It is anticipated that all necessary information will be available and our analysis will be completed during the fourth quarter of 2010.

Cautionary Statements Regarding Forward-Looking Statements

In this report, we have made various statements regarding current expectations or forecasts of future events, which speak only as of the date the statements, are made.  These statements are “forward-looking statements” within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are also made from time-to-time in press releases and in oral statements made by the officers of Accuride.  Forward-looking statements are identified by the words “estimate,” “project,” “anticipate,” “will continue,” “will likely result,” “expect,” “intend,” “believe,” “plan,” “predict” and similar expressions.  Forward looking statements also include, but are not limited to, statements regarding commercial vehicle market recovery, projections of revenue, income, loss, or working capital, capital expenditure levels, ability to mitigate rising raw material costs through increases in selling prices, plans for future operations, financing needs, the ultimate outcome and impact of any litigation against Accuride, the sufficiency of our capital resources and plans and assumptions relating to the foregoing.

Such forward-looking statements are based on assumptions and estimates, which although believed to be reasonable, may turn out to be incorrect.  Therefore, undue reliance should not be placed upon these estimates and statements.  We cannot assure that any of these statements, estimates, or beliefs will be realized and actual results may differ from those contemplated in these “forward-looking statements.”  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.  You are advised to consult further disclosures we may make on related subjects in our filings with the SEC.  In addition to other factors discussed in this report, some of the important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, without limitation, the following:

•                  current economic conditions, including those related to the credit markets and the commercial vehicle industry, may have a material adverse effect on our business and results of operations;

•                  we rely on, and make significant operational decisions based in part upon, industry data and forecasts that may prove to be inaccurate;

•                  the failure to realize cost savings under our cost restructuring plan could adversely affect our business;

•                  we are dependent on sales to a small number of our major customers and on our status as standard supplier on certain truck platforms of each of our major customers;

•                  increased cost or reduced supply of raw materials and purchased components may adversely affect our business, results of operations or financial condition;

•                  our business is affected by the seasonality and regulatory nature of the industries and markets that we serve;

•                  cost reduction and quality improvement initiatives by original equipment manufacturers could have a material adverse effect on our business, results of operations or financial condition;

•                  we operate in highly competitive markets;

•                  we face exposure to foreign business and operational risks including foreign exchange rate fluctuations and if we were to experience a substantial fluctuation, our profitability may change;

•                  we may not be able to continue to meet our customers’ demands for our products and services;

•                  equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns;

•                  we may incur potential product liability, warranty and product recall costs;

•                  work stoppages or other labor issues at our facilities or at our customers’ facilities could have a material adverse effect on our operations;

•                  we are subject to a number of environmental rules and regulations that may require us to make substantial expenditures;

•                  we might fail to adequately protect our intellectual property, or third parties might assert that our technologies infringe on their intellectual property;

•                  litigation against us could be costly and time consuming to defend;

•                  substantially all the members of our Board of Directors have been associated with the Company for a relatively short period of time;

•                  if we fail to retain our executive officers, our business could be harmed;

•                  we have entered into typical severance arrangements with certain of our senior management employees, which may result in certain costs associated with strategic alternatives;

•                  our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements;

•                  our strategic initiatives may be unsuccessful, may take longer than anticipated, or may result in unanticipated costs;

•                  our substantial leverage and significant debt service obligations could have a material adverse effect on our financial condition or our ability to fulfill our obligations and make it more difficult for us to fund our operations;

•                  despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness, which could further exacerbate the risk immediately described above, including our ability to service our indebtedness;

•                  servicing our indebtedness will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control; and

•                  we are subject to a number of restrictive covenants, which, if breached, may restrict our business and financing activities.

For further information, refer to the business description and additional risk factors sections included in our Form 10-K for the year ended December 31, 2009, as filed with the SEC.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

In the normal course of doing business, we are exposed to risks associated with changes in foreign exchange rates, raw material/commodity prices, and interest rates.  We use derivative instruments to manage these exposures.  The objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Foreign Currency Risk

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures to maximize the overall effectiveness of our foreign currency derivatives. The principal currency of exposure is the Canadian dollar. From time to time, we use foreign currency financial instruments to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At September 30, 2010, we had no open foreign exchange contracts.

Foreign currency derivative contracts provide only limited protection against currency risks. Factors that could impact the effectiveness of our currency risk management programs include accuracy of sales estimates, volatility of currency markets and the cost and availability of derivative instruments.

The counterparty to the foreign exchange contracts is a financial institution with an investment grade credit rating. The use of forward contracts protects our cash flows against unfavorable movements in exchange rates, to the extent of the amount under contract.

Raw Material/Commodity Price Risk

We rely upon the supply of certain raw materials and commodities in our production processes, and we have entered into firm purchase commitments for certain metals and natural gas. Additionally, from time to time, we use commodity price swaps and futures contracts to manage the variability in certain commodity prices on our operations and cash flows. At September 30, 2010, we had no open commodity price swaps or futures contracts.

Interest Rate Risk

We use long-term debt as a primary source of capital. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term fixed-rate debt and other types of long-term debt at September 30, 2010:

(Dollars in thousands)	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Long-term Debt:
Fixed Rate	—	—	—	—	—	$455,250	$455,250	$634,874
Average Rate	—	—	—	—	—	8.86%	8.86%
Variable Rate	—	—	—	—	$—	—	$—	$—
Average Rate	—	—	—	—	—%	—	—%

The carrying value of our $145.3 million aggregate principal amount of convertible notes is disclosed on our condensed consolidated balance sheet at $285.3 million, which considers the fair value of the conversion option and accrued

PIK interest, as of September 30, 2010.  The table above represents the face value of the debt instrument with a fixed rate of interest of 7.5%.

We have used interest rate swaps to alter interest rate exposure between fixed and variable rates on a portion of our long-term debt.  As of December 31, 2009, we had one interest rate swap agreement to exchange, at specified intervals, the difference between 3.81% from March 2008 through March 2010, and the variable rate interest amounts calculated by reference to the notional principal amount of $125 million.  As of December 31, 2009, we had a liability of $1.1 million included in accrued and other liabilities on the consolidated balance sheet.  On March 10, 2010 we terminated the swap agreement and paid the outstanding liability.

Item 4. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting.  There have been no changes to our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II.  OTHER INFORMATION

Item 1.  Legal Proceedings

Neither Accuride nor any of our subsidiaries is a party to any legal proceeding which, in the opinion of management, would have a material adverse effect on our business or financial condition.  However, we from time-to-time are involved in ordinary routine litigation incidental to our business, including actions related to product liability, contractual liability, intellectual property, workplace safety and environmental claims.  We establish reserves for matters in which losses are probable and can be reasonably estimated.  While we believe that we have established adequate accruals for our expected future liability with respect to our pending legal actions and proceedings, we cannot assure you that our liability with respect to any such action or proceeding would not exceed our established accruals.  Further, we cannot assure that litigation having a material adverse affect on our financial condition will not arise in the future.

Item 1A.

Our Common Stock would be diluted by the conversion of our convertible notes in the conversion offer.

As of November 5, 2010, 126,295,024 shares of our Common Stock were outstanding.  In addition, we had $145,250,001 aggregate principal amount outstanding of convertible notes subject to our ongoing conversion offer.  If the conversion offer is completed, it would have a substantial dilutive effect on our Common Stock.  For example, if 100% of the outstanding convertible notes are converted in the conversion offer, we would issue approximately 346.0 million shares of Common Stock to converting noteholders (not taking into account the proposed reverse stock split), and if 50.1% of the convertible notes are converted in the conversion offer, we would issue approximately 173.3 million shares of Common Stock to converting noteholders (not taking into account the proposed reverse stock split).

Item 6.  Exhibits

Exhibit No.		Description

2.1	—

Agreement and Plan of Merger, dated as of December 24, 2004, by and among Accuride Corporation, Amber Acquisition Corp., Transportation Technologies Industries, Inc., certain signing stockholders and the Company Stockholders Representatives. Previously filed as an exhibit to the Form 8-K filed on December 30, 2004 and incorporated herein by reference.

2.2	—

Amendment to Agreement and Plan of Merger, dated as of January 28, 2005, by and among Accuride Corporation, Amber Acquisition Corp., Transportation Technologies Industries, Inc. certain signing stockholders and the Company Stockholders Representatives. Previously filed as an exhibit to the Form 8-K filed on February 4, 2005 and incorporated herein by reference.

2.3	—	Third Amended Joint Plan of Reorganization for Accuride Corporation, et al. Previously filed as an exhibit to the Form 8-K filed on February 22, 2010, and incorporated herein by reference.
2.4	—	Confirmation Order for Third Amended Plan of Reorganization. Previously filed as an exhibit to the Form 8-K filed on February 22, 2010, and incorporated herein by reference.
3.1	—

Amended and Restated Certificate of Incorporation of Accuride Corporation. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010, and incorporated herein by reference.

3.2	—	Amended and Restated Bylaws of Accuride Corporation. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010, and incorporated herein by reference.
4.1	—

Indenture, dated as of February 26, 2010, by and among Accuride Corporation, Accuride Corporation’s direct and indirect domestic subsidiaries and Wilmington Trust FSB, with respect to $140.0 million aggregate principal amount of 7 1/2% Senior Convertible Notes due 2020. Previously filed as an exhibit to the Form 8-K filed on March 4, 2010 (Acc. No. 0001104659-10-012168) and incorporated herein by reference.

4.2	—

Registration Rights Agreement, dated February 26, 2010, by and between Accuride Corporation and each of the Holders party thereto. Previously filed as an exhibit to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010 and incorporated herein by reference.

4.3	—

Bond Guaranty Agreement dated as of March 1, 1999 by Bostrom Seating, Inc. in favor of NBD Bank as Trustee. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

4.4	—

Indenture, dated July 29, 2010, by and among Accuride Corporation, Accuride Corporation’s domestic subsidiaries, Wilmington Trust FSB, as trustee, and Deutsche Bank Trust Company Americas, as notes priority collateral agent, registrar and paying agent, with respect to $310.0 million aggregate principal amount of 9 1/2% First Priority Senior Secured Notes due 2018.  Previously filed as an exhibit to Form 8-K filed on August 2, 2010 and incorporated herein by reference.

4.5	—	Form of 9 1/2% First Priority Senior Secured Notes due 2018 (included in Exhibit 4.4). Previously filed as an exhibit to Form 8-K filed on August 2, 2010 and incorporated herein by reference.
4.6	—

Registration Rights Agreement, dated July 29, 2010, by and between Accuride Corporation and each of the Holders party thereto.  Previously filed as an exhibit to Form 8-K filed on August 2, 2010 and incorporated herein by reference.

4.7	—

Intercreditor Agreement, dated July 29, 2010, between Deutsche Bank Trust Company Americas, as initial ABL agent, and Deutsche Bank Trust Company Americas, as Senior Secured Notes Collateral Agent, and acknowledged by Accuride Corporation and its domestic subsidiaries.  Previously filed as an exhibit to Form 8-K filed on August 2, 2010 and incorporated herein by reference.

10.1	—

ABL Credit Agreement, dated July 29, 2010, by and among Accuride Corporation, Accuride Corporation’s domestic subsidiaries, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Trust Company Americas, Sun Trust Bank, Wells Fargo Capital Finance, LLC, and the initial lenders named therein.  Previously filed as an exhibit to Form 8-K filed on August 2, 2010 and incorporated herein by reference.

10.2*	—	Accuride Corporation 2010 Incentive Award Plan. Previously filed as an exhibit to Form S-8 filed on August 3, 2010 and incorporated herein by reference.
10.3*	—

Form of Accuride Corporation 2010 Initial Grant Restricted Stock Unit Award to be entered into by Accuride Corporation and individual directors of Accuride Corporation.  Previously filed as an exhibit to Form S-8 filed on August 3, 2010 and incorporated herein by reference.

10.4*	—

Form of Accuride Corporation 2010 Annual Grant Restricted Stock Unit Award to be entered into by Accuride Corporation and individual directors of Accuride Corporation.  Previously filed as an exhibit to Form S-8 filed on August 3, 2010 and incorporated herein by reference.

31.1†	—	Section 302 Certification of William M. Lasky in connection with the Quarterly Report of Form 10-Q on Accuride Corporation for the period ended September 30, 2010.
31.2†	—	Section 302 Certification of James H. Woodward, Jr. in connection with the Quarterly Report on Form 10-Q of Accuride Corporation for the period ended September 30, 2010.

32.1††	—	Certifications Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.

†              Filed herewith

††            Furnished herewith

*              Management contract or compensatory agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ACCURIDE CORPORATION

/s/ WILLIAM M. LASKY	Dated:	November 9, 2010
William M. Lasky
President and Chief Executive Officer
(Principal Executive Officer)

/s/ JAMES H. WOODWARD, Jr.	Dated:	November 9, 2010
James H. Woodward, Jr.
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ GREGORY A. RISCH	Dated:	November 9, 2010
Gregory A. Risch
Vice President and Chief Accounting Officer
(Principal Accounting Officer)

Exhibit 31.1

Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

and Rule 13a-14 of the Exchange Act of 1934

CERTIFICATION

I, William M. Lasky, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Accuride Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)), for the registrant and have:

a)              Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)             Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)              Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)             Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)              All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)             Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	November 9, 2010
/s/ WILLIAM M. LASKY
William M. Lasky
President and Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

and Rule 13a-14 of the Exchange Act of 1934

CERTIFICATION

I, James H. Woodward, Jr., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Accuride Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)), for the registrant and have:

a)              Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)             Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)              Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)             Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)              All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)             Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	November 9, 2010
/s/ JAMES H. WOODWARD, Jr.
James H. Woodward, Jr.
Senior Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant to Section 1350 of Chapter 63

of Title 18 of the United States Code

I, William M. Lasky, President and Chief Executive Officer of Accuride Corporation, certify that to my knowledge, (i) the Quarterly Report on Form 10-Q for the period ended September 30, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Quarterly Report on Form 10-Q for said period fairly presents, in all material respects, the financial condition and results of operations of Accuride Corporation.

/s/ WILLIAM M. LASKY	Dated:	November 9, 2010
William M. Lasky
President and Chief Executive Officer

I, James H. Woodward, Jr., Senior Vice President and Chief Financial Officer of Accuride Corporation, certify that to my knowledge, (i) the Quarterly Report on Form 10-Q for the period ended September 30, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Quarterly Report on Form 10-Q for said period fairly presents, in all material respects, the financial condition and results of operations of Accuride Corporation.

/s/ JAMES H. WOODWARD, Jr.	Dated:	November 9, 2010
James H. Woodward, Jr.
Senior Vice President and Chief Financial Officer